EXHIBIT 99.2

Notice of Annual and Special Meeting of Shareholders and Management Information Circular

We will hold our Annual and Special Meeting of the holders of common shares in a virtual only format on May 10, 2021 at 4:00 p.m. (eastern time)

Shareholders may exercise their rights by attending the meeting by audio webcast or by completing a form of proxy.

Dear Shareholders,

Coming into 2020, we had a vision to create a new generation precious metals royalty and streaming company so that we could seize a great opportunity which we believe currently exists in the royalty and streaming market to build the next major royalty company and deliver significant returns to our shareholders along the way. With an experienced management team that is well versed in all aspects of the streaming business, a portfolio that generates significant free cash flow, meaningful scale, great commodity exposure, optionality and significant financial partners, Nomad has all the ingredients for success in terms of delivering on this vision and strategy.

When we created Nomad, above all, we wanted to build a business where we can think like owners first. To this end, senior management's ownership represents 2.5% of the total issued and outstanding shares of Nomad, ensuring that every decision that we make, from acquisitions to dividends, is based on the near, medium and long term impact they will have on our business and Nomad's share price. Furthermore, as the three founders, we have further aligned ourselves with shareholders by electing to receive the cash portion of our compensation in shares (equity-based awards) for the first 12 months of operations following the initial listing. We have also designed our compensation to be closely aligned with the Corporation’s share price performance. We are shareholders first.

This state of mind is what allowed us to drive our business forward despite very challenging conditions during 2020. Despite the global pandemic, and through highly uncertain and difficult market conditions, we completed the acquisition of assets from Orion Resource Partners and Yamana Gold Inc. for a total value of US$333.3 million and a financing of C$13.3 million and subsequent listing on the Toronto Stock Exchange (the “TSX”). Our common shares started trading on TSX under the symbol “NSR” on May 29, 2020 and we have been focused on executing our business plan ever since.

In the second half of 2020, we initiated a competitive dividend policy, listed on the OTCQX market, increased our financial capacity through a revolving credit facility of up to US$75 million and completed four accretive royalty transactions.

The good news is that this heavy lifting is behind us and we have built a solid foundation upon which to continue to grow our business. We now have a total of 14 royalty and stream interests, of which six are on producing mines and are generating cash flow, have over US$100 million available to deploy into new opportunities and are singularly focused on executing the Corporation’s strategy. All of the ingredients that are crucial to continue on our growth trajectory are in place.

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We are also very conscious of the environmental, social, and governance ("ESG") considerations of our industry and believe that royalty and streaming companies need to collaborate with operators to achieve positive outcomes. We are the first royalty and streaming company to include ESG incentives directly into our offer letters with the goal of becoming direct collaborators either to reduce the environmental footprint of the operator or to be a part of their governance and social initiatives from day one of our implication.

We seek to become an investment of choice through our diversified portfolio of assets, competitive dividend policy and determination to become a real partner to operators to improve their ESG profile and our strong balance sheet.

We would like to take this opportunity to thank you, our shareholders, for your support and investment in Nomad.

Invest in fresh thinking.

“Vincent Metcalfe” Chair and Chief Executive Officer	“Elif Lévesque” Chief Financial Officer and Corporate Secretary	“Joseph de la Plante” Director and Chief Investment Officer

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NOMAD ROYALTY COMPANY LTD.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Nomad Royalty Company Ltd. (the “Corporation” or “Nomad”):

NOTICE IS HEREBY GIVEN that the virtual annual and special meeting (the “Meeting”) of the holders of common shares of the Corporation (the “Common Shares”) will be held at 4:00 p.m. (eastern time) on May 10, 2021.

This year, we will hold our Meeting in a virtual only format, which will be conducted via live audio webcast which can be accessed after registering at the following link https://bit.ly/3rSOqHP. Shareholders will have an equal opportunity to participate at the Meeting online regardless of their geographic location.

The Meeting will be held for the following purposes:

1.	To receive the Corporation’s audited consolidated financial statements for the year ended December 31, 2020 and the independent auditor’s report thereon;

2.	To elect the Corporation’s directors for the ensuing year;

3.	To appoint PricewaterhouseCoopers LLP as the Corporation’s independent auditor for fiscal year 2021 and to authorize the directors to fix its remuneration;

4.	To consider, and if deemed appropriate, to pass, with or without variation, a special resolution in the form attached as SCHEDULE "A" to the accompanying management information circular (“Circular”), authorizing an amendment to the articles of the Corporation so as to, if deemed advisable by the Corporation’s board of directors, consolidate, no later than 12 months from the date of the Meeting, the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for up to a maximum of 20 pre-consolidation Common Shares issued and outstanding, as more particularly described in the Circular;

5.	To consider and approve, in an advisory, non-binding capacity, a resolution regarding the Corporation’s approach to executive compensation in the form attached as SCHEDULE "B" to the accompanying Circular; and

6.	To transact such other business as may properly be brought before the Meeting or at any adjournment thereof.

The Circular and a form of proxy accompanies this Notice of Annual and Special Meeting.

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In addition to being able to vote at the appropriate time during the Meeting, registered shareholders and duly appointed proxyholders will be able to participate in the Meeting and ask questions, all in real time, provided they are connected to the internet and comply with all of the requirements set out in the Circular. Non-registered (or beneficial) shareholders who have not duly appointed themselves as proxyholder will be able to attend the Meeting as guests, but guests will not be able to vote at the Meeting. To access the Meeting, follow the instructions below:

➢	Step 1: Log in online and register at: https://bit.ly/3rSOqHP.

➢	Step 2: Complete the survey to register for the Meeting.

➢	Step 3: After registering, you will receive a confirmation email sent to the email address you provided in the survey with access instructions for the day of the Meeting. This confirmation email with access instructions will also be sent out the day prior to the Meeting.

The Corporation recommends that you log in by 3:45 p.m. (eastern time) on May 10, 2021. It is important to ensure you are connected to the internet at all times in order to vote when balloting commences. You are responsible for ensuring internet connectivity for the duration of the Meeting.

Registered shareholders who are unable to participate in the Meeting are kindly requested to specify on the accompanying form of proxy the manner in which the shares represented thereby are to be voted, and to sign, date, and return same in accordance with the instructions set out in the form of proxy and the Circular.

A registered Shareholder or a shareholder who does not hold shares of the Corporation in its own name (a “Beneficial Shareholder”) who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the online Meeting as your proxy and vote your Common Shares, including if you are a Beneficial Shareholder and wish to appoint yourself as a proxyholder to attend, participate and vote at the virtual Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a four-digit username to attend, participate and vote at the Meeting. Without a username, proxyholder will not be able to register in order to participate, submit questions online and vote virtually at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/NomadRoyalty and provide Computershare Investor Services Inc. (the “Transfer Agent”) with their proxyholder’s contact information, so that the Transfer Agent may provide the proxyholder with a four-digit username via email. The username will be required for proxyholders to register for the Meeting in accordance with the steps 1 to 3 above and attend and vote at the Meeting which will be held through a live audio webcast.

The board of directors has fixed a record date of March 30, 2021 for the Meeting. Accordingly, shareholders registered on the books of Nomad at the close of business on March 30, 2021 are entitled to receive notice of the Meeting and are entitled to vote thereat.

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Dated at Montreal, Québec, Canada this 7th day of April, 2021.

By order of the board of directors,

(signed) Elif Lévesque

Elif Lévesque
Chief Financial Officer and Corporate Secretary

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MANAGEMENT INFORMATION CIRCULAR

This management information circular (the “Circular”) is provided in connection with the solicitation of proxies by the management of Nomad Royalty Company Ltd. (the “Corporation” or “Nomad”) for use at the annual and special meeting of the shareholders of the Corporation (the “Shareholders”) to be held on May 10, 2021 at 4:00 p.m. (eastern time) (the “Meeting”) and at every adjournment thereof. Except where otherwise indicated, this Circular contains information as of the close of business on April 7, 2021 and all currency amounts are shown in Canadian dollars unless otherwise specified. The Meeting will be held in a virtual only format, which will be conducted via live audio webcast which can be accessed after registering at the following link https://bit.ly/3rSOqHP. Shareholders will not be able to physically attend the Meeting. For a summary of how Shareholders may attend the Meeting online, see “Instructions on Voting at the Meeting” below.

PROXY MATTERS AND VOTING INFORMATION

Solicitation of Proxies

The enclosed proxy is being solicited by the management of the Corporation. Solicitation will be primarily by mail but proxies may also be solicited by telephone, or personally by directors, officers or employees of the Corporation. The Corporation will bear all expenses in connection with the solicitation of proxies. In addition, the Corporation shall, upon request, reimburse brokerage firms and other custodians for their reasonable expenses in forwarding proxies and related material to beneficial owners of the common shares of Nomad (the “Common Shares”).

Instructions on Voting at the Meeting

In order to protect the health and safety of its Shareholders, employees, families and others who usually attend such meeting, this year there will be no physical Meeting location. The Meeting will be conducted by way of a live audio webcast through a virtual platform with integrated slides and balloting. We hope that hosting a virtual meeting will increase participation by our Shareholders, as it will enable Shareholders to more easily attend the Meeting regardless of their geographic location. Shareholders will not be able to physically attend the Meeting. Even if you plan on attending the Meeting, we nonetheless recommend to vote prior to the Meeting in order to tabulate your vote in advance.

In addition, to being able to vote at the appropriate time during the Meeting, registered Shareholders and duly appointed proxyholders will be able to attend the virtual Meeting and vote in real time, provided they are connected to the internet and follow the instructions in this Circular. Non-registered Shareholders who have not duly appointed themselves as proxyholder will be able to attend the virtual Meeting as guests but will not be able to vote at the virtual Meeting.

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Shareholders who wish to appoint a person other than the management nominees identified in the form of proxy or voting instruction form (including a non-registered Shareholder who wishes to appoint themselves to attend the virtual Meeting) must carefully follow the instructions in this Circular and on their form of proxy or voting instruction form. These instructions include the additional step of registering such proxyholder with our transfer agent, Computershare Investor Services Inc. (the “Transfer Agent”), after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with the Transfer Agent will result in the proxyholder not receiving a four-digit username via email to participate in the virtual Meeting and only being able to attend as a guest. Guests will be able to listen to the virtual Meeting but will not be able to vote.

We encourage you to log into the Meeting at least 15 minutes prior to the commencement of the Meeting. You may begin to log into the Meeting virtual platform beginning at 3:45 p.m. (eastern time) on May 10, 2021. The Meeting will begin promptly at 4:00 p.m. (eastern time) on May 10, 2021.

How to Vote

You have two ways to vote your Common Shares:

➢	by submitting your form of proxy or other voting instruction form as per instructions indicated; or

➢	during the Meeting by online ballot, when called for, through the virtual platform.

Registered Shareholders and duly appointed proxyholders (including non-registered Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting online will be able to vote by completing a ballot online, when called for, during the Meeting through the virtual platform.

Guests (including non-registered Shareholders who have not duly appointed themselves as proxyholder) can log into the Meeting as set out below. Guests will be able to listen to the Meeting but will not be able to vote during the Meeting.

To Access and Vote at the Virtual Meeting

➢	Step 1: Log in online and register at: https://bit.ly/3rSOqHP

➢	Step 2: Complete the survey to register for the Meeting.

➢	Step 3: After registering, you will receive a confirmation email sent to the email address you provided in the survey with access instructions for the day of the Meeting. This confirmation email with access instructions will also be sent out the day prior to the Meeting.

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The persons named in the enclosed form of proxy are executive officers of the Corporation. A Shareholder has the right to appoint a person, who need not be a Shareholder of the Corporation, other than the persons designated in the accompanying form of proxy, to attend and act on his or her behalf at the Meeting. A registered Shareholder or a Beneficial Shareholder (as defined below) who desires to appoint a person other than those identified on the form of proxy or voting instruction form to represent him, her or it at the online Meeting, or any adjournment thereof, may do so by inserting such person’s name in the blank space provided in the form of proxy or voting instruction form and following the instructions for submitting such form of proxy or voting instruction form. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form. If you wish that a person other than the nominees identified on the form of proxy or voting instruction form attend and participate at the online Meeting as your proxy and vote your Common Shares, including if you are a Beneficial Shareholder and wish to appoint yourself as a proxyholder to attend, participate and vote at the virtual Meeting, you MUST register such proxyholder after having submitted your form of proxy or voting instruction form identifying such proxyholder. Failure to register the proxyholder will result in the proxyholder not receiving a four-digit username to attend, participate and vote at the Meeting. Without a username, proxyholder will not be able to register in order to participate, submit questions online and vote virtually at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/NomadRoyalty and provide Computershare Investor Services Inc. (the “Transfer Agent”) with their proxyholder’s contact information, so that the Transfer Agent may provide the proxyholder with a four-digit username via email. The username will be required for proxyholders to register for the Meeting in accordance with the steps 1 to 3 above and attend and vote at the Meeting which will be held through a live audio webcast. If you are Beneficial Shareholder and do not appoint yourself as proxyholder, you will still be able to participate as a guest.

To register a third party proxyholder, Shareholders must visit https://www.computershare.com/NomadRoyalty by 4:00 p.m. (eastern time) on May 6, 2021 and provide the Transfer Agent with the required proxyholder contact information, so that the Transfer Agent may provide the proxyholder with a four-digit username via email.

Revocability of Proxy

You can revoke your proxy at any time, by voting again, by submitting a new completed proxy form or voting information form not less than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time fixed for holding the Meeting. A Shareholder who has given a form of proxy may also revoke it prior to a vote being cast pursuant to its authority by an instrument in writing executed by such Shareholder or by such Shareholder’s attorney duly authorized in writing or, if the Shareholder is a corporation, by an officer or attorney thereof duly authorized and deposited either with the Secretary of Corporation at Nomad’s head office, located at 1275 Avenue Des Canadiens-de-Montréal, Montreal, Québec H3B 0G4 , Canada, or at the below-mentioned office of the Transfer Agent on or before the last Business Day preceding the day of the Meeting, or any adjournment thereof. If you have followed the process for participating in and voting at the Meeting online, casting your vote online during the Meeting will revoke your previous proxy.

Beneficial Shareholders will have different methods and should carefully follow the instructions provided to them from their intermediary.

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Beneficial Shareholders

A beneficial Shareholder is a Shareholder whose shares are registered in the name of a representative, such as an investment dealer or another intermediary (collectively, “Intermediaries”), rather than in the Shareholder’s name (a “Beneficial Shareholder”). Most of the Corporation’s Shareholders are Beneficial Shareholders.

In accordance with Canadian securities legislation, the Meeting materials are being sent to both registered and Beneficial Shareholders. There are two types of Beneficial Shareholders − Shareholders who have objected to the disclosure of their identities and share positions (“OBO’s”) and Shareholders who do not object to the Corporation knowing who they are (“NOBO’s”).

In the case of NOBO’s, Meeting materials have either (a) been sent by the Corporation (or its agent) directly to NOBO’s, or (b) been sent by the Corporation (or its agent) to intermediaries holding on behalf of NOBO’s for distribution to such Shareholder. If you are a NOBO and the Corporation (or its agent) has sent the Meeting materials directly to you, your personal information has been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, the Corporation (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions.

As it relates to OBO’s, the Corporation intends to pay Intermediaries to send proxy-related materials and voting instruction forms to OBO’s. Most intermediaries delegate responsibility for obtaining voting instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). Broadridge mails a voting instruction form (“VIF”) in lieu of a form of proxy provided by Nomad. For your Common Shares to be voted, you must follow the instructions on the VIF that is provided to you. You can complete the VIF by: (i) calling the phone number listed thereon; (ii) mailing the completed VIF in the envelope provided; or (iii) using the internet at www.proxyvote.com.

Voting by Proxy

Registered Shareholders and duly appointed proxyholders will be able to attend, participate and vote at the Meeting and vote in real time, provided they are connected to the internet and follow the instructions herein. However, voting by proxy is the easiest way to vote because you can appoint anyone to be your proxyholder to attend the Meeting and vote your Common Shares according to your instructions. This person does not need to be a Shareholder.

Voting by proxy can easily be completed by way of the internet or by returning the proxy card. Completed and signed proxies must be deposited at the office of the Corporation’s registrar and transfer agent, Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, and must be received not later than 48 hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting, unless the Chair of the Meeting elects to exercise his discretion to accept proxies received subsequently. Internet voting can be completed at http://www.investorvote.com. Beneficial Shareholders will have different voting methods and are encouraged to carefully follow the instructions provided on the VIF.

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If you are a Beneficial Shareholder and wish that your voting rights be exercised on your behalf by a proxyholder, you must appoint yourself as proxyholder in order to vote at the Meeting. If you are Beneficial Shareholder and do not appoint yourself as proxyholder, you will still be able to participate as a guest.

Exercise of Discretion by Proxyholders

Common Shares represented by properly executed proxies in favour of the persons designated in the enclosed form of proxy will be voted or withheld from voting on any ballot that may be called for and, if the Shareholder specifies a choice in respect of the matters to be voted upon, the Common Shares shall be voted or withheld from voting in accordance with the specification made by the Shareholder. If no specification is made, such Common Shares will be voted FOR all of the following agenda items: (i) the election of each of the proposed nominees as directors of the Corporation for the ensuing year; (ii) the appointment of PricewaterhouseCoopers LLP as independent auditor of the Corporation and the fixing of its remuneration by the directors; (iii) the approval of the consolidation of Common Shares on a 1 for up to 20 basis; and (iv) the approval, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation. These Items are further described and discussed in the Circular.

The enclosed proxy confers discretionary authority upon the persons named therein to vote as he or she sees fit with respect to amendments or variations to matters identified in the notice relating to the Meeting and other matters which may properly come before the Meeting. At the date of this Circular, the management of the Corporation is not aware that any such amendments, variations, or other matters are to be presented for action at the Meeting.

Voting Results

Following the Meeting of Shareholders, a report on the voting results will be filed with the Canadian securities regulatory authorities at www.sedar.com.

VOTING SECURITIES

As of April 7, 2021, there were 566,364,957 issued and outstanding Common Shares of the Corporation. Each Common Share entitles the holder thereof to one vote. The Corporation has fixed March 30, 2021 as the record date (the “Record Date”) for the purpose of determining Shareholders entitled to receive notice of the Meeting. Holders of Common Shares of record at the close of business on the Record Date will be entitled to one vote for each Common Share held by them on such date. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Corporation is required to prepare, no later than 10 days after the Record Date, an alphabetical list of Shareholders entitled to vote as of the Record Date that shows the number of shares held by each Shareholder. A Shareholder whose name appears on the list referred to above is entitled to vote the shares shown opposite his, her or its name at the Meeting. A Shareholder of record on the Record Date will be entitled to vote those shares included in the list of Shareholders entitled to vote at the Meeting, even though the Shareholder may subsequently dispose of his or her shares. No Shareholder who has become a Shareholder after the Record Date will be entitled to attend or vote at the Meeting or any adjournment(s) thereof. The list of Shareholders is available for inspection during usual business hours at the registered office of the Corporation, 1275 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec H3B 0G4, and at the Meeting.

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PRINCIPAL HOLDER OF VOTING SECURITIES

To the knowledge of the directors and executive officers of the Corporation and according to the latest data available as of April 7, 2021, there are two Shareholders owning, directly or indirectly, or exercising control or direction over more than 10% of the voting rights attached to all Common Shares.

Name	Number of Common Shares (#)	Percentage of Outstanding Common Shares (%)
Orion Mine Finance Management II Limited(2)	327,717,520(1)	57.9%
Orion Mine Finance Management III LLC(3)	68,738,445(1)	12.1%

NOTES:

(1)	On the basis of the information available on SEDAR (www.sedar.com) and on SEDI (www.sedi.ca).
(2)	Held by Orion Mine Finance Fund II LP.
(3)	Held by Orion Mine Finance Fund III LP.

Investor Rights Agreement

The following is a summary of certain rights of Orion Mine Finance Fund II LP and Orion Mine Finance Fund III LP and OMF Fund II (LI) LP (collectively, the “Orion Group”) under the investor rights agreement (the ‘‘Investor Rights Agreement’’) entered into by the Corporation, the Orion Group and Yamana Gold Inc. (“Yamana”) in the context of the completion of the vend-in transactions involving the acquisition of certain assets from the Orion Group, Yamana and Serra Da Borda Mineração E Metalurgia S.A. (the “Vend-In Transactions”), which summary is not intended to be complete. The Corporation incorporates herein by reference the information pertaining to the Investor Rights Agreement contained in the Annual Information Form of the Corporation for the year ended December 31, 2020 (the “AIF”). The AIF and Investor Rights Agreement may be viewed on SEDAR website at www.sedar.com under the Corporation’s profile and on the Corporation’s website at www.nomadroyalty.com.

Nomination Rights

Under the Investor Rights Agreement, for so long as the Orion Group holds at least 50% of the issued and outstanding Common Shares, it will have the right to nominate for election 50% (rounded up to the nearest whole number) of the directors on the board of directors (the “Board”); provided that, the foregoing right will be reduced proportionately in increments of 10% commensurate with the Orion Group’s ownership, subject to the condition that the Orion Group must hold at least 10% of the Common Shares in order to have the right to propose nominees for election as directors. The Orion Group has decided to exercise its nomination rights with respect to three of the eight proposed nominees for election at the Meeting, namely: Mr. Istvan Zollei, Mr. Matthew Gollat and Ms. Susan Kudzman.

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For as long as the Orion Group holds at least 10% of the issued and outstanding Common Shares, the Orion Group shall be entitled to designate, amongst the Orion Nominees who have been duly elected as directors of the Corporation, a member on each of the standing committees of the Board, including, unless prohibited by applicable securities laws or the rules of the TSX, the Audit Committee.

To allow the Orion Group to exercise its nomination right in full as described above, the Investor Rights Agreement provides the Orion Group with the right to request that the size of Board be increased to up to nine members. Furthermore, the Investor Rights Agreement provides the Orion Group with the right to cause the Corporation to reduce the number of management directors on the Board from two to one, provided that the Orion Group holds at least 50% of the issued and outstanding Common Shares and the Orion Group has caused the size of the Board to increase to nine members. The Orion Group has not elected to exercise these rights at this time.

In addition, the Investor Rights Agreement provided Yamana the right to nominate one director for election on the Board for as long as Yamana held at least 10% of Nomad’s issued and outstanding Common Shares. While Yamana ceased to hold the requisite number of Common Shares to preserve its nomination rights under the Investor Rights Agreement following its sale of 22,750,000 Common Shares in the context of a secondary offering which closed on December 11, 2020 (the “Yamana Secondary Offering”), management has elected to propose Yamana’s previous nominee, Mr. Gerardo Fernandez, for election as a director at the Meeting given Nomad’s positive relationship and alignment with Yamana.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Unless as otherwise disclosed in this Circular, no director or executive officer, past, present or nominated hereunder, or any associate or affiliate of such persons, or any person on behalf of whom this solicitation is made, has any interest, direct or indirect, in any matter to be acted upon at the Meeting, except that such persons may be directly involved in the normal business of the Meeting or the general affairs of the Corporation.

BUSINESS TO BE TRANSACTED AT THE MEETING

The following items of business will be presented to the Shareholders at the Meeting:

I. Presentation of the Consolidated Audited Financial Statements

The consolidated audited financial statements of the Corporation for the fiscal year ended December 31, 2020 (“Fiscal 2020”) and the auditor’s report thereon will be presented at the Meeting but will not be subject to a vote.

II. Election of Directors

Eight directors are to be elected to hold office until the close of the next annual meeting of Shareholders or until their successor is elected or appointed. Each of the persons presented under “Proposed Nominees for Election as Directors” in this Circular is proposed to be nominated as a director of the Corporation and each nominee has agreed to serve as a director if elected.

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The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the election as directors of the eight persons nominated in this Circular unless Shareholders direct otherwise.

III. Appointment of Auditors and Determination of Remuneration

At the annual and special meeting of Guerrero Ventures Inc. (“Guerrero), the predecessor of the Corporation, held on April 14, 2020, shareholders appointed Morgan & Company LLP, Chartered Professional Accountants (now Smythe LLP), as the auditor of the Corporation. On June 2, 2020, following the completion of the Vend-In Transactions and at the request of the Corporation, Nomad accepted the resignation of Morgan & Company LLP, Chartered Professional Accountants (now Smythe LLP), as the auditor of the Corporation, and appointed PricewaterhouseCoopers LLP, a partnership of chartered professional accountants, as the new auditor of the Corporation.

In light of the foregoing, a reporting package is annexed to this Circular as SCHEDULE "C", as required by National Instrument 51-102 - Continuous Disclosure Obligations. The reporting package contains a: (i) Change of Auditor Notice dated June 2, 2020 from the Corporation; (ii) letter dated June 2, 2020 from PricewaterhouseCoopers LLP, a partnership of chartered professional accountants; and (iii) letter dated June 2, 2020 from Morgan & Company LLP, Chartered Professional Accountants (now Smythe LLP).

The Board recommends that PricewaterhouseCoopers LLP, a partnership of chartered professional accountants, who were first appointed as auditor to the Corporation on June 2, 2020, be appointed as the auditor of the Corporation to hold office until the next annual meeting of Shareholders or until a successor is appointed.

Aggregate fees billed by our independent auditors, for the fiscal years ended December 31, 2020 and 2019 are as follows:

Services Retained	Fees billed in Fiscal 2020(1) (C$)	Fees billed in Fiscal 2019(4) (C$)
Audit fees(5)	298,706(2)	16,500
Audit-related fees	‑	‑
Tax fees(6)	193,392(3)	1,950
All other fees	‑	‑
Total	492,098	18,450

Notes:

(1)	Morgan & Company LLP, Chartered Professional Accountants, ceased to be auditor of the Corporation on June 2, 2020 and PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, became the auditor of the Corporation on June 2, 2020.
(2)	Of these fees, C$282,438 were billed by PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, the current auditor of the Corporation and C$16,268 were billed by Morgan & Company LLP, Chartered Professional Accountants, the former auditor of the Corporation.
(3)	These fees were billed by PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants, the current auditor of the Corporation.
(4)	These fees, were billed by Morgan & Company LLP, Chartered Professional Accountants, the former auditor of the Corporation.
(5)	Fees incurred by the Corporation’s independent auditors for professional services related to the audit of the consolidated financial statements of the Corporation for the years ended December 31, 2020 and 2019, and include C$80,313 for professional fees in relation with the filing of the Corporation’s short form base shelf prospectus dated September 30, 2020 and the prospectus supplement dated December 7, 2020. An amount of C$62,398 was reimbursed by Yamana to the Corporation in connection with the filing of the prospectus supplement dated December 7, 2020 and the Yamana Secondary Offering.
(6)	Fees incurred by our independent auditors for tax compliance, tax advice and tax planning services, including the structuring of the Vend-In Transactions with Orion Group and Yamana, the continuation of two acquired entities under the CBCA and for the acquisitions of all of the outstanding shares Valkyrie Royalty Inc. and Coral Gold Resources Ltd.

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A full summary of the aggregate fees billed by our independent auditors in Fiscal 2020, including the fees billed by Morgan & Company LLP, Chartered Professional Accountants (now Smythe LLP), can be found under the heading “Audit Committee - Independent Auditor’s Fees” in the AIF.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the appointment of PricewaterhouseCoopers LLP as independent auditor of the Corporation and to vote to authorize the directors to fix the remuneration of the independent auditor unless Shareholders direct otherwise.

IV. Consolidation of the Common Shares

As at December 31, 2020, there were 565,429,124 issued and outstanding Common Shares.

Accordingly, at the Meeting, Shareholders will be asked to consider, and if deemed advisable to adopt, a special resolution (the “Consolidation Special Resolution”) authorizing, if deemed advisable by the Board, an amendment to the articles of the Corporation so as to consolidate, no later than 12 months from the date of the Meeting, the issued and outstanding Common Shares on the basis of one post-consolidation Common Share for up to a maximum of 20 pre-consolidation Common Shares issued and outstanding (the “Share Consolidation”). The Consolidation Special Resolution is annexed hereto as SCHEDULE "A". In order to be adopted, the Consolidation Special Resolution must be approved by at least two-thirds of the votes cast by the holders of the Common Shares, either present in person or represented by proxy and entitled to vote at the Meeting.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR the Consolidation Special Resolution unless Shareholders direct otherwise.

If the Consolidation Special Resolution is adopted by the Shareholders, articles of amendment will be filed if and when deemed advisable by the Board in its discretion, but in no case later than 12 months from the date of the Meeting. In such event, subject to the maximum referred to above, the determination of the basis for the consolidation will be at the discretion of the Board. Notwithstanding the foregoing, the Consolidation Special Resolution authorizes the Board to abandon the proposed amendment to the articles of the Corporation without further approval from the Shareholders.

The amendment of the articles will not have any effect on the operations of the Corporation. If the Share Consolidation would result in a registered Shareholder holding a fraction of a share, no fraction or fractional share or certificate will be issued. In the event that the Share Consolidation would result in a registered Shareholder holding a fraction of a Common Share, such fractional Common Share shall be rounded down to the nearest whole number of Common Shares and any fractional Common Shares post-Share Consolidation will be cancelled without payment of any consideration. In all other respects, the post-consolidation Common Shares will have the same attributes as the existing Common Shares. The Share Consolidation will not change a Shareholder's proportionate interest in the Corporation, even though such ownership will be represented by a smaller number of Common Shares. The principal effect of the Share Consolidation will be that the number of Common Shares issued and outstanding will be reduced from 566,364,957 Common Shares as of April 7, 2021 to a minimum of 28,318,247 Common Shares, depending on the ratio selected by the Board. The following table illustrates the percentage reduction in the number of outstanding Common Shares and the number of Common Shares that would be outstanding as a result of a Share Consolidation under certain potential Share Consolidation scenarios:

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Potential Consolidation Ratios	Percent Reduction in the Number of Outstanding Common Shares	Number of Outstanding Common Shares Post-Consolidation
1 for 2	50%	283,182,478
1 for 5	80%	113,272,991
1 for 10	90%	56,636,495
1 for 15	93%	37,757,663
1 for 20	95%	28,318,247

There can be no assurance that the total market capitalization of the Corporation (the aggregate value of all Common Shares at the market price then in effect) immediately after the Share Consolidation will be equal to or greater than the total market capitalization immediately before the Share Consolidation. There can also be no assurance that the per-share market price of the Common Shares following the Share Consolidation will equal or exceed the direct arithmetical result of the Share Consolidation. In addition, a decline in the market price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of a Share Consolidation and the liquidity of the Common Shares could be adversely affected. Furthermore, the terms of the Corporation’s outstanding equity incentives and issued and outstanding warrants provide that the number of Common Shares underlying such securities, as well as any applicable exercise price will be adjusted in accordance with the Share Consolidation, while the conversion price of the deferred payment amount payable to Yamana in accordance with the terms of the deferred payment agreement dated May 27, 2020 between Nomad and Yamana will be adjusted in accordance with the Share Consolidation.

If the Special Resolution is passed at the Meeting and the Board decides to proceed with the Share Consolidation, the Corporation will announce that it is proceeding with the consolidation. Registered Shareholders should then, at that time, complete, sign and return the letter of transmittal that will be sent to such registered holders (the “Letter of Transmittal”), along with the share certificate(s) representing their pre-consolidation Common Shares, to the Transfer Agent at one of the addresses in the Letter of Transmittal. Upon receipt of a properly-completed and signed Letter of Transmittal and the share certificate(s) referred to in the Letter of Transmittal, the Corporation will arrange to have a new share certificate representing the appropriate number of post-consolidation Common Shares delivered in accordance with the instructions provided by the holder in the Letter of Transmittal. No delivery of a new certificate to a Shareholder will be made until the Shareholder has surrendered his or her current issued certificates. Until surrendered, each share certificate formerly representing old Common Shares shall be deemed for all purposes to represent the number of new Common Shares to which the holder is entitled as a result of the Share Consolidation. If a Shareholder’s Common Shares are registered in the name of a nominee (e.g. a trust company, securities broker, or other financial institution), the Shareholder will not receive a Letter of Transmittal and should contact his or her nominee to determine if the Shareholder needs to do anything to effect the consolidation of his, her or its Common Shares.

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V. Approach to Executive Compensation

The section entitled “EXECUTIVE COMPENSATION” provides a detailed explanation of the Corporation’s executive compensation approach, which is premised that compensation should, to a significant extent:

•	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

•	align management’s interests with the long-term interests of shareholders;

•	provide a compensation package that is commensurate with other precious metal royalty and streaming companies in order to enable Nomad to attract and retain talent; and

•	ensure that the total compensation package is designed in a manner that takes into account the constraints in which Nomad operates.

The persons named as proxies in the proxy form intend to cast the votes represented by proxy at the Meeting FOR non-binding advisory resolution, unless Shareholders direct otherwise.

Although this is an advisory vote and the results will not be binding upon the Board, the members of the Board and the Governance, Human Resources and Compensation Committee (the “GHRC Committee”) will review and analyze the voting results.

VI. Other Business to be Transacted at the Meeting

Management of the Corporation is not aware of any matter to be submitted at the Meeting other than the matters set forth in the Notice of Meeting.

PROPOSED NOMINEES FOR ELECTION AS DIRECTORS

The persons whose names are printed in the proxy form intend to vote FOR the election as directors of each of the proposed nominees set forth below. Each such candidate, excluding those candidates nominated by the Orion Group in accordance with the terms of the Investor Rights Agreements, was proposed based on the recommendation of the GHRC Committee for election as a director. Each director elected will hold office until the next annual meeting of Shareholders or until that director’s successor is duly elected or appointed, unless the office is earlier vacated. By filling in the proxy form, Shareholders may vote for all directors or choose to withhold their vote from some or all of the directors proposed for election.

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The tables below identify each of the proposed nominees; their principal occupation; their province or state, and country of residence; their age; the year when the person first became a director of the Corporation; whether the candidate has been determined by the Board to be independent of, or related to, the Corporation; their Board and committee memberships and attendance record; other public company board memberships; their areas of expertise; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, as well as the number of stock options (“Options”), restricted share units (“RSUs”), performance share units (“PSUs”) and deferred share units (“DSUs”, and collectively with the RSUs and PSUs, the “Units”, and collectively with the Options, RSUs and PSUs, the “Awards”) of the Corporation held by them (see “EXECUTIVE COMPENSATION - Security-Based Compensation Plans”), with all such securities ownership information provided by each of the candidates as at April 7, 2021.

VINCENT METCALFE

Vincent Metcalfe is an accomplished executive with domestic and international experience in the metals and mining sector. Prior to his current role as Chair and Chief Executive Officer (“CEO”) of Nomad, he held a number of officer and senior executive roles with TSX and New York Stock Exchange (“NYSE”) listed resource companies. As an executive, he helped several companies advance and develop mining projects. He has extensive shareholder relations knowledge and proven experience in capital raising, mergers & acquisitions and financial engineering. Prior to his executive roles, he advised resource clients with a focus on precious metals, base metals, and bulk commodities, in both mergers & acquisitions advisory and financing at large Canadian investment banks for nearly 10 years. Mr. Metcalfe holds a Bachelor’s degree in Finance from HEC Montreal.

Québec, Canada Age: 36 Director since: 2020 2020 votes for: 99.99% Not Independent	Board/Committee Membership	Attendance Record for Fiscal 2020	Other Public Company Board Memberships
Board	5 of 5	100%	-
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	6,618,517	252,200	-	-	6,870,717	Yes
Options Held
Date Granted	Number (#)	Exercise Price (C$)	Total Unexercised (#)
26-Nov-19	1,000,000	0.20	1,000,000
29-May-20	1,000,000	0.90	1,000,000
01-Jun-20	841,100	1.23	841,100
22-Feb-21	256,960	1.09	256,960

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JOSEPH DE LA PLANTE

Joseph de la Plante is an accomplished executive with public company experience in all aspects of the mine development cycle. Prior to his current role as a director and the Chief Investment Officer (“CIO”) of Nomad, Mr. de la Plante played a key role in the creation of Osisko Gold Royalties Ltd where he led the execution of more than C$1 billion in financing equity, royalty and stream transactions and two major transactions in his role as Vice President of Corporate Development. Prior thereto, he was with Osisko Mining Corporation through the development, operation and subsequent C$4.3 billion sale of the Canadian Malartic mine in 2014 to Yamana and Agnico Eagle Mines Ltd. Prior to his executive roles, Mr. de la Plante advised resource clients in both mergers & acquisitions and financing at BMO Capital Markets. Mr. de la Plante served on the board of directors of Aquila Resources Inc., a company listed on the TSX, and currently serves on Doré Copper Mining Corp., a company listed on the TSXV. Mr. de la Plante holds a Bachelor’s degree in Mechanical Engineering from McGill University.

Québec, Canada Age: 35 Director since: 2020 2020 votes for: 99.99% Not Independent	Board/Committee Membership	Attendance Record for Fiscal 2020	Other Public Company Board Memberships
Board	5 of 5	100%	Doré Copper Mining Corp.
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	6,559,067	252,200	-	-	6,811,267	Yes
Options Held
Date Granted	Number (#)	Exercise Price (C$)	Total Unexercised (#)
26-Nov-19	1,000,000	0.20	1,000,000
29-May-20	1,000,000	0.90	1,000,000
01-Jun-20	841,100	1.23	841,100
22-Feb-21	256,960	1.09	256,960

Notes:

(1)	Of these Common Shares, 20,000 Common Shares are held indirectly by Mr. Joseph de la Plante through a registered retirement savings plan (“RRSP”).

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ISTVAN ZOLLEI(1)

Istvan Zollei is a Portfolio Manager at Orion Mine Finance, a mining-focused investment business providing flexible capital investment solutions to mining companies in the base and precious metals sector. He currently serves on the board of directors of Lundin Gold Inc. was a director of Premier Gold Corp. until its acquisition by Equinox Gold Corp. in April 2021. Prior to joining Orion Mine Finance, Mr. Zollei was an investment manager for the Red Kite Group’s Mine Finance business. Previously, he worked at Barclays Capital natural resources private equity investment group, as Vice President responsible for executing and managing growth equity investments in the mining, oil/gas, and power sectors. He also worked as VP of Finance and Commercial Operations at one of the portfolio companies. Mr. Zollei started his career at Lehman Brothers’ investment banking division. He earned his Bachelor of Arts from Harvard College in Economics and his MBA from the Wharton School (University of Pennsylvania) in Finance and Management. Mr. Zollei is a nominee of the Orion Group.

New York, USA Age: 40 Director since: 2020 2020 votes for: N/A(2) Not Independent		Board/Committee Membership	Attendance Record for Fiscal 2020		Other Public Company Board Memberships
		Board GHRC Committee	5 of 5 1 of 2	100% 50%	Lundin Gold Inc.
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	-	-	-	-	-	N/A(3)
Options Held
Date Granted	Number (#)	Exercise Price (C$)			Total Unexercised (#)
-	-	-			-

Notes:

(1)	Nominee of the Orion Group.
(2)	Mr. Istvan Zollei was appointed to the Board on May 27, 2020 in the context of the completion of the Vend-In Transactions upon unanimous approval by the members of the Board.
(3)	The Board, upon recommendation of the GHRC Committee, has excluded Mr. Istvan Zollei from the application of the share ownership targets set out in the Corporation’s Minimum Stock Ownership Policy as Mr. Istvan Zollei is employed within the Orion Group and its affiliates, the Corporation’s largest shareholders.

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ROBIN WEISMAN

Robin Weisman has spent more than 30 years in finance in a variety of industries. Ms. Weisman has held the position of principal investment officer with the mining group of the International Finance Corporation, a member of the World Bank Group, investing in projects in the emerging markets. Her career has also included experience with Standard Chartered Bank, Citicorp Investment Bank and CBS Television Network. Ms. Weisman holds an MBA from the University of Chicago and a Bachelor of Science degree from the University of Illinois. Ms. Weisman has completed the Director Education Program offered by the Institute of Corporate Directors and currently sits on the board of directors of two other companies listed on the TSX in the natural resource sector, B2Gold Corp. and INV Metals Inc.

Virginia, USA Age: 64 Director since: 2020 2020 votes for: N/A(1) Independent	Board/Committee Membership		Attendance Record for Fiscal 2020		Other Public Company Board Memberships
	Board (Lead Director) Audit Committee GHRC Committee (Chair)		5 of 5 2 of 2 2 of 2	100% 100% 100%	B2Gold Corp. INV Metals Inc.
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	-		-	187,700	187,700	In Progress
Options Held
Date Granted	Number (#)	Exercise Price (C$)			Total Unexercised (#)
-	-	-			-

Notes:

(1)	Ms. Robin Weisman was appointed to the Board on May 27, 2020 in the context of the completion of the Vend-In Transactions upon unanimous approval by the members of the Board.

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GERARDO FERNANDEZ

Gerardo Fernandez has over 20 years of progressive experience in the mining industry, including roles in project development, operations, strategic planning, and business development. Mr. Fernandez is currently Senior Vice-President Corporate Development at Yamana where he has been since 2007 having worked in several leadership positions in North and South America. Prior to his current role, Mr. Fernandez held the positions of Senior Vice President, Operations and Senior Vice President, Projects & Technical Services at Yamana. Mr. Fernandez holds an MBA from Morrison University, Nevada USA, and degrees in Civil Mining Engineering and BSc. Engineering from the University of Chile.

Ontario, Canada Age: 45 Director since: 2020 2020 votes for: N/A(2) Independent		Board/Committee Membership	Attendance Record for Fiscal 2020		Other Public Company Board Memberships
		Board GHRC Committee	4 of 5 2 of 2	80%(1) 100%	-
Securities Held
As at	Common Shares	RSUs	PSU	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	250,000	-	-	-	250,000	N/A(3)
Options Held
Date Granted	Number (#)	Exercise Price (C$)			Total Unexercised (#)
-	-	-			-

Notes:

(1)	As a result of his interest in the Yamana Secondary Offering, Mr. Gerardo Fernandez did not attend the meeting of the Board held in relation therewith.
(2)	Mr. Gerardo Fernandez was appointed to the Board on May 27, 2020 in the context of the completion of the Vend-In Transactions upon unanimous approval by the members of the Board.
(3)

The Board, upon recommendation of the GHRC Committee, has excluded Mr. Gerardo Fernandez from the application of the share ownership targets set out in the Corporation’s Minimum Stock Ownership Policy as Mr. Gerardo Fernandez is not entitled to any compensation for his services as a non-executive director of the Corporation for the 12 month period following the completion of the Vend-In Transactions. The Board upon recommendation of the GHRC Committee will revaluate the applicability of the Corporation’s Minimum Stock Ownership Policy to Mr. Gerardo Fernandez once he becomes eligible to receive compensation from the Corporation for his services as a non-executive director.

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MATTHEW GOLLAT(1)

Matthew Gollat is an accomplished executive with more than 11 years of broad experience in the mining industry from exploration through development and production. Mr. Gollat is currently the Executive Vice-President, Business & Corporate Development at i-80 Gold Corp., having taken on the role following the spin out of i-80 Gold Corp. from Premier Gold in April 2021. Prior to joining i-80 Gold Corp. in April 2021, Mr. Gollat was the Vice-President, Business Development at Premier Gold and has worked in various capacities with increasing responsibility at Premier since 2008. During his tenure at Premier Gold, he worked on several initiatives including financings, the creation of, development and spin-out of Premier Royalty Corporation, as well as key transactions including the Trans-Canada Property joint venture, the South Arturo acquisition and the Mercedes Mine acquisition and transition. Mr. Gollat holds an Honours Bachelor of Commerce degree from Lakehead University and completed the Certificate in Mining Studies Program through the University of British Columbia.

Ontario, Canada Age: 40 Director since: 2020 2020 votes for: N/A Independent		Board/Committee Membership	Attendance Record for Fiscal 2020		Other Public Company Board Memberships
		Board Audit Committee	5 of 5 2 of 2	100% 100%	-
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	34,500	-	-	166,800	201,300	In Progress
Options Held
Date Granted	Number (#)	Exercise Price (C$)			Total Unexercised (#)
-	-	-			-

Notes:

(1)	Nominee of the Orion Group.
(2)	Mr. Matthew Gollat was appointed to the Board on May 27, 2020 in the context of the completion of the Vend-In Transactions upon unanimous approval by the members of the Board.

JAMIE PORTER

Jamie Porter has over 20 years of progressive experience in the mining industry. Mr. Porter joined Alamos Gold in 2005 and has served as Alamos’ Chief Financial Officer since 2011. Prior to joining Alamos Gold, Mr. Porter was Controller and Corporate Secretary for a Central American-based gold producer, and prior thereto started his career at PricewaterhouseCoopers LLP. Mr. Porter was a director of Canadian Feed the Children, a registered charity in Canada, from 2009 to 2016 and currently serves on the Canada Advisory Board for FM Global and is a director of the World Gold Council. He holds a Bachelor of Administrative and Commercial Studies degree from the University of Western Ontario and is a Chartered Professional Accountant in Canada and the United States.

Ontario, Canada Age: 43 Director since: 2020 2020 votes for: N/A Independent		Board/Committee Membership	Attendance Record for Fiscal 2020		Other Public Company Board Memberships
		Board Audit Committee (Chair)	5 of 5 2 of 2	100% 100%	-
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	200,000	-	-	166,800	366,800	In Progress
Options Held
Date Granted	Number (#)	Exercise Price (C$)			Total Unexercised (#)
-	-	-			-

Notes:

(1)	Mr. Jamie Porter was appointed to the Board on May 27, 2020 in the context of the completion of the Vend-In Transactions upon unanimous approval by the members of the Board.

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SUSAN KUDZMAN(1)

Susan Kudzman is a corporate director and specialist in risk management and an actuary, having retired in October 2018 as the Executive Vice-President, Chief Risk Officer and Corporate Affairs at Laurentian Bank of Canada, a position she had held beginning in 2014. She has also held the position of Chief Risk Officer at the Caisse de dépôt et placement du Québec. Ms. Kudzman is currently chair of the board of directors of Yellow Pages Limited and a member of the board of directors of PSP Investments, FinanceIt Canada Inc., Medavie Blue Cross, and Transat A.T. Inc. Ms. Kudzman holds a bachelor’s degree in Actuarial Science and the titles of Fellow of the Canadian Institute of Actuaries (FCIA), Fellow of the Society of Actuaries (FSA) and Certified Enterprise Risk Analyst (CERA).

Québec, Canada Age: 58 Director since: 2020 2020 votes for: N/A(2) Independent		Board/Committee Membership	Attendance Record for Fiscal 2020		Other Public Company Board Memberships
		Board Audit Committee(3)	3 of 3 -	100% -	Transat A.T. Inc. Yellow Pages Limited Yellow Pages Digital & Media Solutions Limited
Securities Held
As at	Common Shares	RSUs	PSUs	DSUs	Total Market Value of Securities (C$)	Meets Share Ownership Target
April 7, 2021	-	-	-	152,500	152,500	In Progress
Options Held
Date Granted	Number (#)	Exercise Price (C$)			Total Unexercised (#)
-	-	-			-

Notes:

(1)	Nominee of the Orion Group.
(2)	Susan Kudzman was appointed to the Board on August 27, 2020 upon unanimous approval by the members of the Board.
(3)	Ms. Kudzman was appointed to the Audit Committee after the meeting held in November 2020.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No proposed director, officer or promoter of the Corporation is, or within the ten years prior to the date of this Circular has been, a director, officer, or promoter of any person or company that, while that person was acting in that capacity, (i) was the subject of a cease trade order or similar order, or an order that denied the other issuer access to any exemptions under applicable securities law, for a period of more than 30 consecutive days; or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

No proposed director, officer or promoter of the Corporation, nor securityholder anticipated to hold a sufficient number of securities of the Corporation to affect materially the control of the Corporation, nor a personal holding company of any such person has, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or been subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of such proposed director or officer, or personal holding company of any such person.

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No proposed director, officer or promoter of the Corporation, nor securityholder anticipated to hold a sufficient number of securities of the Corporation to affect materially the control of the Corporation, has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body, including a self-regulatory body, that would be likely to be considered important to a reasonable securityholder.

EXECUTIVE COMPENSATION

Named Executive Officers

For the purposes of this Circular, the following three individuals are referred to as the “Named Executive Officers” or “NEOs”:

Name	Title
Vincent Metcalfe	Chair of the Board of Directors and Chief Executive Officer
Elif Lévesque	Chief Financial Officer and Corporate Secretary
Joseph de la Plante	Director and Chief Investment Officer

Compensation Governance and the GHRC Committee

The Corporation’s NEO compensation program for Fiscal 2020 was a direct result of the negotiations between the NEOs, Guerrero, the Orion Group and Yamana which lead to the consummation of the Vend-In Transactions and the creation of Nomad.

Following the completion of the Vend-In Transactions, the Board became responsible for establishing and administrating Nomad’s executive compensation program of the Chair and Chief Executive Officer, the Director and Chief Investment Officer, the Chief Financial Officer and Corporate Secretary and the other executive officers. The GHRC Committee oversees and recommends for approval by the Board the executive compensation principles, policies, programs, grants of equity-based incentives and processes, and recommends annually for approval by the independent directors of the Board all forms of compensation for the Corporation’s executive officers. The GHRC Committee is composed entirely of independent directors.

The GHRC Committee is currently comprised of Robin Weisman, Istvan Zollei, and Gerardo Fernandez, the majority of whom are independent with the meaning of National Instrument 58‑101 ‑ Disclosure of Corporate Governance Practices (“NI 58-101”). Robin Weisman is the Chair of the GHRC Committee.

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All members of the GHRC Committee have a working familiarity with governance, human resources and compensation matters. For the skills and experience of each member of the GHRC Committee relevant to the performance of their duties as a member of the GHRC Committee, see “PROPOSED NOMINEES FOR ELECTION AS DIRECTORS” and “STATEMENT OF CORPORATE GOVERNANCE PRACTICES - Board of Directors - Nomination of Directors”.

The Board has adopted a written charter for the GHRC Committee that establishes, inter alia, the GHRC Committee’s purpose and responsibilities with respect to executive compensation. In addition, to its oversight role with respect to executive compensation matters, the GHRC Committee shall, among other things:

Governance and Nominating Matters:

•	developing the Corporation’s approach to governance issues and the Corporation’s response to the corporate governance guidelines;

•	subject to the Investor Rights Agreement, reviewing the composition and contribution of the Board, committees and its members and recommending Board nominees;

•	recommending the nomination of directors to the Board, by identifying qualified individuals;

•	reviewing the competencies, skills and qualities of directors;

•	overseeing the orientation program for new directors; and

•	helping to maintain an effective working relationship between the Board and management.

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Human Resources and Compensation Matters:

•	reviewing and making recommendations to the Board concerning the appointment of executive officers of the Corporation;

•	reviewing and assessing the performance of the executive officers against pre-set specific corporate and individual goals and objectives approved by the GHRC Committee and report annually to the Board on these assessments;

•	overseeing and recommending for approval by the Board the executive compensation principles, policies, programs, grants of equity-based incentives and processes; and

•	considering and recommending annually or as required for approval by the independent directors of the Board all forms of compensation for the executive officers.

Environmental, Social and Governance (“ESG”) and Ethics Matters:

•	reviewing, monitoring, reporting, and where appropriate, providing recommendations to the Board on policies relating to matters of ESG and ethics; and

•	reviewing and monitoring the Code of Ethics and the Investment Principles Policy in conjunction with the Audit Committee and provide a report to the Board of such activities at least annually.

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The GHRC Committee has the authority, in its sole discretion, to engage, at the expense of the Corporation, outside consultants, independent legal counsel and other advisors and experts as it determines necessary to carry out its duties, without seeking approval of the Board or management. The GHRC Committee has the authority, without seeking approval of the Board or management, to set and pay the compensation for any such outside consultants, independent legal counsel and other advisors and experts employed by the GHRC Committee in connection with its duties.

External Compensation Consultants

The GHRC Committee did not retain a compensation consultant in Fiscal 2020. The GHRC Committee may engage an independent consultant in elaborating its executive compensation program for the year ending December 31, 2021 (“Fiscal 2021”).

Compensation Objectives and Philosophy

The Board, upon the recommendation of the GHRC Committee, seeks to develop and implement an executive compensation program based upon principles, policies, programs, grants of equity-based incentives and processes based on the principles that compensation should, to a significant extent:

•	compensate management in a manner that encourages and rewards a high level of performance and outstanding results with a view to increasing long-term shareholder value;

•	align management’s interests with the long-term interests of Shareholders;

•	provide a compensation package that is commensurate with other precious metal royalty and streaming companies in order to enable Nomad to attract and retain talent; and

•	ensure that the total compensation package is designed in a manner that takes into account the constraints in which Nomad operates.

Market Positioning and Benchmarking

The Fiscal 2020 NEO compensation program was established in connection with the Vend-In Transactions, and was negotiated and developed in consideration of the general compensation practices in the mining, royalty and streaming industries as well as programs used by the Corporation’s peers. Neither the Corporation, nor the parties to the Vend-In Transactions completed a formal benchmarking review of the NEOs’ compensation with a specific peer group to set the level of compensation. Following the initial year of operations after the completion of the Vend-in Transactions, the Corporation will evaluate whether a market positioning or benchmarking is appropriate in the context of the development of the Corporation’s Fiscal 2021 executive compensation program.

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Elements of Compensation

The Corporation’s Fiscal 2020 compensation program consists primarily of base salary, short-term incentives and long-term incentives. The Corporation has placed a greater emphasis on the equity component of compensation for the first year of operations to further align the interests of the NEOs with Shareholders. As such, the NEOs agreed to renounce the cash portion of their base salary for the 12 months following the completion of the Vend-In Transactions and have instead elected to be paid quarterly in RSUs. In addition, the NEOs agreed to have 50% of the cash portion of any performance bonus for Fiscal 2020 paid in Options. Thereby, further aligning their interests with those of the Shareholders and maximizing the cash available to the Corporation to pursue business opportunities.

The following table summarizes the compensation elements, the earning criteria and the outcome received by the NEO:

Element of Compensation	Performance Criteria	Earning	Performance Period	Performance Outcome
Base Salary	Individual contribution and competencies and prior relevant experience	Fixed	Annual	Salary increase and position within the salary structure
Short-Term Incentives Performance bonus	The achievement of certain financial and operational objectives	Variable	Annual	Cash payment
Long-Term Incentives Options and RSUs granted under the Securities-Based Compensation Plans	Time vesting and performance based (through the achievement of pre-set financial, operational and ESG related objectives)	Variable	Options - 5 years RSUs - 3 years	Ultimate payout of grant or award and size of subsequent grants or awards

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Base Salaries

The NEOs receive a base salary which is based primarily on the level of responsibility of the position, the qualifications and experience of the officer and market conditions. Per the terms of the Vend-In Transactions, it was agreed that all three NEOs would receive the same initial base salary. In addition, the NEOs agreed to renounce the cash portion of their base salary for the first 12 months following the completion of the Vend-In Transactions and have instead elected to be paid quarterly in RSUs.

The base salaries of the NEOs are reviewed annually to ensure that they take into account the following factors: market and economic conditions, levels of responsibility and accountability of each NEO, skill and competencies of each individual, retention considerations, and level of demonstrated performance. Additionally, base salaries can be adjusted as warranted throughout the year to reflect promotions or other changes in the scope or breadth of their role or responsibilities, as well as for market competitiveness.

Base salaries will be reviewed by the Board, upon recommendation of the GHRC Committee, on the basis of its opinion as to a fair and responsible compensation package, taking into account the contribution of the NEO to the Corporation’s long-term growth and remuneration practices in Canada.

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The following table sets out the annualized base salaries of our NEOs for the financial year ended December 31, 2020:

Named Executive Officer	Fiscal 2020 Annualized Base Salary (C$)(1)
Vincent Metcalfe Chair and CEO	286,470(2)
Elif Lévesque CFO and Corporate Secretary	286,470(2)
Joseph de la Plante Director and CIO	286,470(2)

Notes:

(1)	United States dollar values have been converted to Canadian dollars for reporting purposes in the table above at the daily exchange rate on December 31, 2020 as quoted by the Bank of Canada (“BofC”) of US$1.00 = C$1.2732.
(2)	The Chair and Chief Executive Officer, the Chief Financial Officer and Corporate Secretary and the Director and Chief Investment Officer renounced the cash portion of their base salary for the first 12 months of operations of the Corporation following the completion of the Vend-In Transactions.

Short-Term Incentives

Our compensation program includes eligibility for annual cash performance bonuses for each of our NEOs which are considered a variable, at-risk element of compensation. The target amounts for which NEOs are entitled under the annual bonus plan are approved by the Board, upon recommendation of the GHRC Committee and were set at 100% for the NEOs for Fiscal 2020. The GHRC Committee and the Board sets annual corporate objectives for the Corporation and the NEOs and the payout percentage of the actual bonus is based on the achievement of such objectives. The NEOs have agreed to have 50% of the annual cash bonus for Fiscal 2020 paid in Options.

For Fiscal 2020, the corporate objectives for the NEOs were as follows:

Corporate Objective	Target	Fiscal 2020 Results
Performance Based	Achieve valuation consistent with the Corporation’s peers, grow trading value, increase research coverage, increase institutional shareholders.

The Corporation’s share price increased 16% between the completion of the Vend-in Transactions and December 31, 2020, compared to a peer average of 9%. The Corporation attracted research coverage from nine analysts by the end of 2020 and achieved a considerable increase in institutional shareholders and daily trading volume.

Growth Based	Conclude accretive royalty and stream acquisitions	Completed acquisitions of royalties with total value of over US$55 million.
Financial	Obtain credit facility, establish sector leading dividend policy, effective general and administrative expenses (“G&A”) management.	Obtained credit facility of up to US$75 million, initiated a competitive dividend policy, maintained low cash G&A.

The GHRC Committee and the Board evaluated the achievements against the objectives listed above for Fiscal 2020, including a number of objective and subjective measures, such as creation of a new royalty and streaming company in the beginning of a pandemic. Consequently, the payout ratio of the performance bonus was set at 94%. The target percentage and performance objectives will be reviewed by the Board, upon recommendation of the GHRC Committee, annually. The Board maintains discretion at all times to grant discretionary bonuses or commissions, including in the context of acquisitions, to modify, amend or terminate short-term incentive plans at all times, and to deviate from the plans or grant individual exceptions.

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Long-Term Incentives

Equity-based awards are a variable and at-risk element of compensation that allows us to incentivize and retain our NEOs for their sustained contributions to the Corporation. Equity awards reward performance and continued employment by a NEO, with associated benefits to us of attracting and retaining employees. We believe that long-term equity incentives (i.e. the Options and the time and performance based RSUs) will ensure that the NEOs are motivated to achieve long-term growth of the Corporation, continue to increase Shareholder value and provide capital accumulation for the NEOs linked directly to the Nomad’s performance. The GHRC Committee determines the grant size and terms to be recommended to the Board for approval.

Pursuant to the terms of the Stock Option Plan and the Share Unit Plan, the Corporation makes annual grants / awards of Options and RSUs to the NEOs. The purpose of each such grant /award is as follows:

Long-Term Incentive	% within Long-Term Incentive	Summary and Purpose
Options	50%

Grants of Options seek to align the interests of management with the interest of Shareholders by incentivizing employees to accretive grow the Corporation and increase the value of the Common Shares over their term, while favoring the retention of the option holder over the course of the term of the vesting of the Options.

Restricted Share Units – Time Based	25%

Awards of time based RSUs seek to align the interests of management with the interests of the Shareholders both through the possible increase in the price of the Common Shares over time and longer-term vesting schedules.

Restricted Share Units – Performance Based	25%

Awards of RSUs are based on performance and seek to align the interests of management with the interest of Shareholders by (i) offering a potential for a payout and incentivizing employees even if the Common Share price declines, and (ii) basing the size of the RSU award on the achievement of certain operational objectives for the employee and the Corporation’s performance relative to its peers. In addition, the performance period for awards to date has been set at three years, thereby incentivizing management to take a longer-term view of the Corporation’s performance.

In addition, the Share Unit Plan enables the Corporation to grant PSUs. However, the Corporation’s compensation program does not contemplate awards of PSUs at this time. The Board maintains discretion at all times to revisit the compensation program to make awards of PSUs.

Group Benefits/Perquisites

The Corporation offers standard benefits to its employees, including the NEOs, as part of a group insurance plan, and provides certain other medical benefits to its executive officers including the NEOs. The Corporation did not pay or provide any perquisites to its NEOs in Fiscal 2020.

Performance Graph

Given the Corporation’s shares were listed for less than 12 months in Fiscal 2020, the Corporation is not required to provide a graph comparing the Corporation’s cumulative total shareholder return over the Corporation’s five most recently completed financial years to the total cumulative return of the S&P/TSX Composite Total Return Index.

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Assessment of Risks Associated with the Corporation’s Compensation Policies and Practices

The GHRC Committee is required to review, monitor, report, and where appropriate, provide recommendations to the Board on the Corporation’s exposure to risks related to executive compensation policies and practices, if any, and identify compensation policies and practices that mitigate any such risk. As part of the annual review of the Corporation’s executive compensation, the Board and the GHRC Committee consider the implications of the risks associated with the Corporation’s compensation policies and practices, including as to whether or not they could encourage an executive officer or an employee at a principal business unit or division to take inappropriate or excessive risks. For Fiscal 2020, the Board and the GHRC Committee reviewed and implemented the executive compensation program. The Board and the GHRC Committee believe that the current compensation structure constitutes a well-balanced mix of base salary, short-term incentive and long-term incentive, applies maximums to short-term incentive payouts, and includes a combination of performance and time vesting for long-term incentive grants. Accordingly, the Board and the GHRC Committee have not, after consideration, identified any risk arising from the Corporation’s compensation policies and practices that is reasonably likely to have a material adverse effect on the Corporation.

Contributing to this conclusion, a number of factors were identified that mitigated the potential for excessive risk taking by the Corporation’s executive officers (including the NEOs), including:

Risk Management Consideration	Importance
Balanced Approach to Compensation

The Corporation has adopted a balanced executive compensation program consisting of base salary, short-term incentive compensation and long-term incentive compensation which discourage inappropriate risk taking.

The decisions of the Chair and Chief Executive Officer, the Chief Financial Officer and Corporate Secretary and the Director and Chief Investment Officer to have their base salaries for the 12-month period following the completion of the Vend-In Transactions and 50% of their Fiscal 2020 cash performance bonuses paid in RSUs and Options respectively, increase the risk profile created by the real-world application of the Corporation’s executive compensation program. However, the Board and the GHRC Committee viewed such risk as being mitigated by (i) the short-term duration of this situation, and (ii) the number of unvested Awards held by each of them and the corresponding alignment of their interests with those of Shareholders.

Significance of Long-Term Compensation	A significant portion of the Corporation’s compensation is paid in long-term compensation which is designed to align the interests of management with the interests of Shareholders
Use of Performance Metrics for Short-Term Incentives	The Corporation relies on several corporate and personal performance metrics to determine the annual cash performance bonuses under the Corporation’s short-term incentive program.
Policy on Recovery of Incentive Compensation (Claw Back Policy)

The Corporation has adopted a Policy on the Recovery of Incentive Compensation which permits the Corporation to recover the incentive compensation if there is a restatement of financial results or where the executive engaged in gross negligence, intentional misconduct or fraud that caused or partially resulted in such restatement, and the incentive compensation payment would have been lower had the results been properly reported.

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Restrictions on Hedging

The Corporation’s securities trading policy prohibits the use of any strategy relating to or use of derivative instruments in respect of Nomad securities, including financial instruments that are designed to hedge or offset a decrease in market value of Nomad securities and prohibits the following with respect to securities of Nomad which they own or exercise control, whether directly or indirectly: (a) short sales; (b) sale of a call option; (c) purchase of a put option; and (d) purchasing on margin.

Oversight by the GHRC Committee

The Corporation has strong governance practices and oversight of the compensation program, together with the GHRC Committee’s discretion with respect to payouts under the short-term incentive program other elements of the compensation program.

Executive Share Ownership	The Corporation requires holding Common Shares equal in value to 3x base salary for the NEOs and 2x salary for other executives.

Security-Based Compensation Plans

In the context of the completion of the Vend-In Transactions, the Corporation adopted a Stock Option Plan relating to the grant of Options (the “Option Plan”), a Share Unit Plan relating to the grant of RSUs and PSUs (the “Share Unit Plan”) and a Deferred Share Unit Plan relating to the grant of DSUs (the “DSU Plan”, and collectively with the Option Plan and the Share Unit Plan, the “Nomad Security-Based Compensation Plans”). The Nomad Security-Based Compensation Plans became effective on May 29, 2020, concurrently with the listing of the Common Shares on the TSX following the completion of the Vend-In Transactions. The purpose of the Nomad Security-Based Compensation Plans is to attract and retain qualified individuals to serve as executives, key employees and consultants of the Corporation and to promote the alignment of interests of such executives, key employees and consultants, on the one hand, and Shareholders, on the other hand.

In addition to the Nomad Security-Based Compensation Plans, the Corporation maintains an amended and restated stock option plan that was previously adopted by Guerrero on October 28, 2009 (the “Legacy Guerrero Option Plan”). No additional options (the “Legacy Guerrero Options”) will be granted under the Legacy Guerrero Option Plan. The 2,414,600 Legacy Guerrero Options currently outstanding will continue to be governed by the Legacy Guerrero Option Plan and may continue to be exercised in accordance with their terms.

Nomad Security-Based Compensation Plans

The maximum number of Common Shares issuable under the Nomad Security-Based Compensation Plans and any other security-based compensation arrangement of the Corporation (including the Legacy Guerrero Option Plan) may not exceed 10% of the issued and outstanding Common Shares, as calculated on the date of grant of an award thereunder.

Any eligible participant under a Nomad Security-Based Compensation Plan, at the time of the granting of an Award thereunder, may hold more than one type of Award (as applicable). However, no eligible participant will be able to hold Awards with respect to such number of Common Shares that would exceed 5% of the number of Common Shares issued and outstanding from time to time. The number of Common Shares issuable to insiders of the Corporation, at any time, under the Nomad Security-Based Compensation Plans or any other security-based compensation arrangement of the Corporation (including the Legacy Guerrero Option Plan) may not exceed 10% of the Corporation’s total issued and outstanding Common Shares. In addition, the number of Common Shares issued to insiders of the Corporation, within any one-year period, under the Nomad Security-Based Compensation Plans or any other security-based compensation arrangement of the Corporation (including the Legacy Guerrero Option Plan) may not exceed 10% of the Nomad’s total issued and outstanding Common Shares. As the Nomad Security-Based Compensation Plans do not have a fixed maximum aggregate number of securities issuable thereunder, the unallocated Awards must receive security holder approval no later than three years from May 29, 2020, being the date on which the Common Shares were listed on the TSX and the Nomad Security-Based Compensation Plans became effective.

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The Board is responsible for administering the Nomad Security-Based Compensation Plans, and the GHRC Committee makes recommendations to the Board in respect of matters relating to the Nomad Security-Based Compensation Plans. The Board has the discretion to determine the vesting schedule of an Option or the settlement period of RSUs and PSUs, and the Board has the full power and authority to accelerate the vesting or exercisability/settlement (as applicable) of any RSUs or PSUs, or all or any portion of any Option.

The Nomad Security-Based Compensation Plans provide that equitable adjustment, if any, will be made by the Board in connection with any reorganization, change in the number of issued and outstanding Common Shares by reason of stock dividend, stock split, reverse stock split, recapitalization, merger, consolidation, combination or exchange of shares or other similar corporate change, including adjustments to the number of Common Shares to which a holder is entitled upon exercise or settlement of Awards. For Options, this may include equitable adjustments to the exercise price of any outstanding Options, while for RSUs, PSUs and DSUs, this may include equitable adjustments to the factors and manner in which the settlement amount of a RSU, PSU or DSU is to be determined, as well as equitable adjustments to any other term and condition thereof.

The Corporation may amend the Nomad Security-Based Compensation Plans or any Award thereunder at any time without the consent of the holders of the affected Awards provided that such amendment shall (i) not adversely alter or impair any of the affected Awards previously granted except as permitted by the terms of the applicable Nomad Security-Based Compensation Plan, (ii) be subject to any required approval of any securities regulatory authority or the TSX, and (iii) be subject to Shareholder approval, where required, by law, the requirements of the TSX or the applicable Nomad Security-Based Compensation Plan; provided, however, that Shareholder approval shall not be required for the following amendments and the Board may make any changes which may include but are not limited to:

•	amendments of a general housekeeping or clerical nature that, among others, clarify, correct or rectify any ambiguity, defective provision, error or omission in a Nomad Security-Based Compensation Plan;

•	amendments necessary to comply with applicable laws or the requirements of any securities regulatory authority or stock exchange;

•	changing the eligibility for, and limitations on, participation in a Nomad Security-Based Compensation Plan;

•	modifying the terms and conditions, including restrictions, not inconsistent with the terms of a Nomad Security-Based Compensation Plan, of any Award, which terms and conditions may differ among individual Award grants and holders of Awards;

•	modifying the periods referred to in the Nomad Security-Based Compensation Plans during which vested Awards may be exercised, provided that (i) in the case of Options, the option period is not extended beyond ten years after the date of grant, and (ii) in the case of RSUs, PSUs and DSUs, the settlement period is not extended beyond the expiry date;

•	amendments with respect to the vesting period or with respect to circumstances that would accelerate the vesting of Options, RSUs, PSUs or DSUs;

•	any amendment resulting from or due to the alteration of share capital as more fully set out in the applicable Nomad Security-Based Compensation Plan;

•	amendments to the provisions relating to the administration of a Nomad Security-Based Compensation Plan; and

•	suspending or terminating a Nomad Security-Based Compensation Plan.

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For greater certainty, the Board is required to obtain Shareholder approval to make the following amendments:

•	a reduction in the exercise price of Options held by an insider;

•	any amendment which increases the number of Common Shares that may be issued or paid upon settlements of RSUs, PSUs or DSUs to an insider;

•	an extension of the exercise period or settlement period (as applicable) of Awards held by an insider;

•	any amendment to remove or to exceed the insider participation limits;

•	an increase to the maximum number of Common Shares issuable under the Nomad Security-Based Compensation Plans; and

•	any amendment to the amendment provisions of a Nomad Security-Based Compensation Plan.

For the first four bullet points above, the votes attached to shares held directly or indirectly by insiders benefiting directly or indirectly from the amendment must be excluded. In addition, with respect to the last bullet point above, where the amendment will disproportionately benefit one or more insiders over other holders of Awards, the votes of shares held directly or indirectly by those insiders receiving the disproportionate benefit must be excluded.

Awards granted under a Nomad Security-Based Compensation Plan are not assignable or transferable other than by will or under the law of succession, or as expressly permitted by the Board. The Nomad Security-Based Compensation Plans do not provide for or contemplate the provision of financial assistance to participants, nor is it currently the Corporation’s policy to provide such financial assistance.

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The Nomad Security-Based Compensation Plans define a “Change of Control” as: (i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a subsidiary; (ii) a merger, reorganization, acquisition or consolidation pursuant to which a person, or any associate or affiliated corporation of such person (as those terms are defined in the CBCA) thereafter acquires the direct or indirect “beneficial ownership” (as defined in the CBCA) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities (it being understood that acquisition by the Orion Group of securities of the Corporation will not be considered a “Change of Control” unless such acquisition would cause the Orion Group to acquire the direct or indirect “beneficial ownership” of securities of the Corporation representing 85% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities); (iii) a transaction pursuant to which the Corporation goes out of existence; (iv) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more subsidiaries prior to such event; or (iv) the occurrence of a transaction requiring approval of Shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation, arrangement or otherwise.

The following is a summary of the particular terms of each of the Nomad Security-Based Compensation Plans.

Option Plan

The Option Plan allows for the grant of Options to purchase Common Shares to directors, executive officers, employees and consultants of the Corporation and its subsidiaries. The Board, in its sole discretion, shall from time to time designate the directors, executive officers, employees or consultants to whom Options shall be granted, the number of Common Shares to be covered by each Option granted and the terms and conditions thereof.

The exercise price for each Common Share covered by an Option shall be established by the Board at the time of grant, but shall not be less than the closing market price of the Common Shares on the TSX on the trading day immediately preceding the date of grant. Unless otherwise specified by the Board of Directors at the time of the grant, Options vest annually over a 3-year period following the date of grant, subject to a cliff on the first anniversary of the date of the grant.

An Option shall be exercisable during a period established by the Board which shall commence not earlier than the date of grant and shall terminate not later than ten years after the date of grant. The Option Plan provides that the exercise period shall automatically be extended if the date on which it is scheduled to terminate shall fall during a blackout period or within ten business days after the last day of a blackout period. In such cases, the extended exercise period shall terminate ten business days after the last day of the exercise period.

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The following table describes the impact of certain events upon the rights of holders of Options under the Stock Option Plan:

Event	Provisions
Resignation or termination other than for cause or death (non-director participants)

Forfeiture of all unvested Options.

90 days after resignation/termination to exercise vested Options (or in the case of a termination, such later date as expressly provided in the optionholder’s employment or consulting contract).

Termination for any reason other than death (director participants)	90 days after termination to exercise vested Options.
Termination for cause (non-director participants)	Forfeiture of all vested or unvested Options.
Retirement or permanent disability (non-director participants)	Continued vesting of Options with no restriction.
Death	Forfeiture of all unvested Options. 180 days after event to exercise vested Options.
Change of Control

All issued and outstanding Options shall become fully vested. If the Change of Control directly results from the acquisition of Common Shares (other than the acquisition of Common Shares by the Orion Group as provided in the Option Plan) the Options will be deemed exercised concurrently with the Change of Control.

The Share Unit Plan

The Share Unit Plan allows for the grant of RSUs and PSUs to executive officers, employees and consultants of the Corporation and its subsidiaries. The Board, in its sole discretion, shall from time to time designate the executive officers, employees and consultants to whom RSUs and PSUs shall be granted, the number of RSUs and PSUs to be granted and the terms and conditions thereof.

At the time of granting RSUs or PSUs under the Share Unit Plan, the Board may determine, in its sole discretion, any vesting conditions, settlement period or other conditions applicable to such grant; and in case of PSUs determine the level of attainment of the performance objectives(s) which must be attained for any PSUs to be earned. Unless otherwise specified by the Board of Directors at the time of the grant, RSUs vest and become exercisable on the third (3rd) anniversary of the date of grant. The performance objectives for the vesting of any PSUs to be issued have not yet been determined.

The RSUs and PSUs expire on the business day that is on or that immediately precedes the third anniversary of the date such RSUs or PSUs are granted. Participants may elect to defer the settlement of RSUs and/or PSUs to a later date not later than the expiry date of such RSUs and/or PSUs. Any RSU or PSU which has vested in accordance with the applicable grant letter and the Share Unit Plan and has not been settled at the expiry date shall be automatically settled on such date.

RSUs and PSUs may, at the sole discretion of the Corporation, be settled once vested by delivering (i) Common Shares acquired in the open market, (ii) Common Shares issued from treasury, (iii) by making a cash payment equal to the number of RSUs and/or PSUs multiplied by the closing market price of the Common Shares on the TSX on the day preceding the settlement date or (iv) any combination of the foregoing.

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Event	Provisions
Termination for cause	Forfeiture of all vested and unvested PSUs and RSUs.
Resignation	Forfeiture of all unvested PSUs and RSUs. 90 days after termination to settle vested PSUs and RSUs.
Termination other than for cause	Forfeiture of all unvested PSUs. Immediate pro-rated vesting of unvested RSUs outstanding at date of termination. 90 days after termination to settle vested PSUs and RSUs.
Retirement or permanent disability	Pro-rated vesting of unvested PSUs as per performance targets. Settlement of all vested PSUs on date of event. Immediate vesting and settlement of all RSUs outstanding on date of event.
Death	Forfeiture of all unvested RSUs. Pro-rated vesting of unvested PSUs as per performance targets. Settlement of all vested PSUs and RSUs on date of event.
Change of Control

All issued and outstanding RSUs and PSUs will become fully vested and settled.

If the Change of Control directly results from the acquisition of Common Shares other than the acquisition of shares by the Orion Group as provided in the Share Unit Plan, the settlement shall be in cash. Otherwise settlement as a result of a Change of Control will be by way of the delivery of Common Shares to the participant.

Awards granted to a participant that do not vest in accordance with the Share Unit Plan as set forth above will be forfeited by the participant and cancelled without payment, and the participant will have no further right in such Awards.

The following objectives were approved by the GHRC Committee and the Board for determining the RSU awards granted in 2020 and which will vest in 2023:

Performance related: Achieve superior valuation compared to peers

Growth related: Complete accretive royalty and stream acquisitions, achieve operating cash flow growth

Financial related: Improve valuation, liquidity, maintain competitive dividend policy, maintain efficient treasury management and increase financial capacity

ESG Leadership: Maintain solid ESG investment framework and reporting standards

DSU Plan

The DSU Plan allows for the grant of DSUs to the Corporation’s non-executive directors. These directors may elect to receive all or part of the retainer fees payable to them as a member of the Board or lead director and as a member or chair of a committee of the Board in DSUs.

DSUs expire on the business day that is immediately preceding December 31 of the calendar year following the calendar year during which the non-executive director ceases to be a director of the Corporation. DSUs have the same value as Common Shares. At the time of granting any DSU, the Board may impose vesting conditions in respect of such DSUs. If no vesting conditions are imposed at the time of grant, such DSUs vest at the time of the grant. Each non-executive director who wishes to receive all or a portion of his or her retainer fees in DSUs shall receive such number of DSUs as is obtained by dividing the deferred remuneration payable to such non-executive director by the market price of the Common Shares on the TSX on the date preceding the date on which the DSUs are awarded.

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Holders of DSUs cannot settle their DSUs while they are members of the Board. Once they cease to be a member of the Board, the Corporation’s non-executive directors may request the settlement of all (but not less than all) of his or her DSUs at any time up to the expiry date, at which time they are automatically settled. The Corporation may, at its sole discretion, settle the DSUs by: (i) delivering Common Shares acquired in the open market; (ii) delivering Common Shares issued from treasury; (iii) making a cash payment equal to the number of DSUs multiplied by the closing market price of the Common Shares on the TSX on the day preceding the settlement date; or (iv) any combination of the foregoing.

Legacy Guerrero Option Plan

The Legacy Guerrero Option Plan permits the grants of Legacy Guerrero Options to directors, officers and/or employees of, and consultants to, the Corporation, and was the stock option plan of Guerrero prior to the completion of the Vend-In Transactions. The Corporation has ceased making grants under the Legacy Guerrero Option Plan effective as of the completion of the Vend-In Transactions. However, 2,414,600 Legacy Guerrero Options remain issued and outstanding and continue to be governed by the Legacy Guerrero Option Plan. The Legacy Guerrero Options may continue to be exercised in accordance with their terms. Each of the Legacy Guerrero Options is exercisable into one Common Share, and the weighted-average exercise price of the outstanding Legacy Guerrero Options is C$0.20.

The following are the material terms and conditions of the Legacy Guerrero Option Plan:

•	Legacy Guerrero Options expire in a maximum of ten years after the date of grant, as determined by the Board;

•	if an optionee dies, any Legacy Guerrero Option held by the optionee may be exercised at the latest on the date of expiry of the Legacy Guerrero Option or one year after the date of death, whichever occurs first, after which the Legacy Guerrero Option lapses;

•	if an optionee ceases to be eligible (including with or without cause) under the Legacy Guerrero Option Plan otherwise than for death, any Legacy Guerrero Option held by the optionee may be exercised for a period as determined by the Board or the CEO of the Corporation but in no event for a period exceeding one year after the date of such ineligibility, after which the Legacy Guerrero Option lapses;

•	the Legacy Guerrero Option exercise price is payable in full at the time a Legacy Guerrero Option is exercised;

•	Legacy Guerrero Options are not assignable, other than by the laws of succession;

•	Legacy Guerrero Options will be reclassified in the event of any consolidation, subdivision, conversion or exchange of the Common Shares;

•	the expiry date of a Legacy Guerrero Option may be extended by the CEO of the Corporation if the date on which it is scheduled to expire falls during a blackout period or within ten business days after the last day of a blackout period; and

•	the exercise of a Legacy Guerrero Option by an optionee will be subject to the policies, procedures and conditions adopted by the Corporation from time to time to comply with its obligations imposed under Income Tax Act (Canada) or any other applicable law to remit to any governmental authority an amount on account of tax on the value of any taxable benefit associated with such exercise of a Legacy Guerrero Option.

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Executive Officer Share Ownership Guidelines

The Board has adopted a Minimum Stock Ownership Policy pursuant to which each of the Corporation’s executive officers (including the Chair and Chief Executive Officer, the Chief Financial Officer and Corporate Secretary and the Director and Chief Investment Officer) are required to own a minimum number of Common Shares or Units representing a fair market value equal:

Position	Minimum Ownership Requirement
Chair and Chief Executive Officer Chief Financial Officer and Secretary Director and Chief Investment Officer	Three x annual base salary
Other Executive Officers	Two x annual base salary

For the purposes of the Minimum Stock Ownership Policy, the value of the Common Shares or Units held by an executive officer is determined based on the closing price of the Common Shares on the TSX on the last trading day of the prior calendar year. Executive officers have five years from the date the executive officer assumed such role with the Corporation to satisfy the minimum ownership requirements, and must subsequently continue to satisfy such requirements for the duration of his or her tenure as an executive officer. In the event that an executive officer’s base salary is increased, such executive officer will have five years from the time of the increase to acquire any additional Common Shares or Units to satisfy the increase in the minimum ownership requirements resulting therefrom.

The following table indicates, as at December 31, 2020, the Common Share and Unit ownership by each of the Corporation’s NEOs, the value of such Common Shares and Units for the purposes of the Corporation’s share ownership policy and the additional investment, if any, required by such NEO in order to satisfy the minimum ownership requirements under the Minimum Stock Ownership Policy.

	Equity Ownership		Value of Equity	Additional Investment
Name	Common Shares	Units	Ownership(1)	Required(2)
Vincent Metcalfe Chair and CEO	6,568,686	252,200	7,093,721	Nil
Elif Lévesque CFO and Corporate Secretary	746,369	752,200	1,558,512	Nil
Joseph de la Plante Director and CIO	6,521,736	252,200	7,044,893	Nil

NOTES:

(1)	The closing price of the Common Shares on the TSX on December 31, 2020 was C$1.04 per Common Share.
(2)	United States dollar values have been converted to Canadian dollars for reporting purposes in the table above at the daily exchange rate on December 31, 2020 as quoted by the BofC of US$1.00 = C$1.2732.

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Summary of the Compensation Table

The following table sets out information concerning NEO compensation for the period between the completion of the Vend-In Transactions and December 31, 2020.

					Non-Equity Incentive Plan Compensation (C$)
Name and Principal Occupation	Year	Salary(1) (C$)	Share-Based Awards(1)(2) (C$)	Option-Based Awards(3)(4) (C$)	Annual Incentive Plans	Long-Term Incentive Plans	Pension Value (C$)	All other Compensations (C$)(5)	Total Compensation (C$)

Vincent Metcalfe Chair and CEO	2020	-	486,961	393,273	83,075	-	-	-	963,309
Elif Lévesque CFO and Corporate Secretary	2020	-	486,961	393,273	83,075	-	-	-	963,309
Joseph de la Plante Director and CIO	2020	-	486,961	393,273	83,075	-	-	-	963,309

NOTES:

(1)	Represents base salary earned for the period between the completion of the Vend-In Transactions and December 31, 2020. For the 12-month period following the closing of the Vend-In Transactions, Mr. Vincent Metcalfe, Ms. Elif Lévesque and Mr. Joseph de la Plante each have agreed to forego the cash payment of their respective salaries of US$225,000 with such amount to be paid instead in RSUs to be granted on a quarterly basis with a value of US$56,250 per grant.
(2)	In addition to the annual share-based awards presented in the table above, Ms. Elif Lévesque received a one-time share-based award with a value of C$900,000.
(3)	For the 12-month period following the closing of the Vend-In Transactions, Mr. Vincent Metcalfe, Ms. Elif Lévesque and Mr. Joseph de la Plante have each agreed to forego 50% of the cash payment of their respective non-equity incentive plan compensation at a target of US$225,000 with such amount to be paid instead in Options during the calendar year 2021. In addition to the annual option-based awards presented in the table above, Mr. Vincent Metcalfe, Ms. Elif Lévesque and Mr. Joseph de la Plante received one-time option-based award grants upon the completion of the Vend-In Transactions with a value of C$210,600, C$763,500 and C$210,600 respectively.
(4)	Represents the grant-date fair value of option-based awards granted to the NEOs determined using the Black-Scholes method in accordance with IFRS 2 Share-based Payment. The Corporation issued to 841,100 Options on June 1, 2020 and 256,960 Options on February 22, 2021 (as part of the Annual Incentive Plan for 2020) to each Mr. Vincent Metcalfe, Ms. Elif Lévesque and Mr. Joseph de la Plante using the following weighted average Black-Scholes assumptions:

Volatility	Expected Life	Dividend Yield	Risk-free Rate
40%	5	1.7%	0.4%

(5)	None of the NEOs are entitled to perquisites or other personal benefits which in the aggregate are worth over C$50,000 or over 10% of their base salary.

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Outstanding Share-based Awards and Option-based Awards

The table below sets forth a summary of all awards outstanding at the end of the financial year ended December 31, 2020. All values shown in this table were calculated using the closing price of C$1.04, which was the closing price of the Common Shares on the TSX on December 31, 2020.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option exercise Price (C$)	Option Expiry Date (yyyy-mm-dd)	Value of Unexercised In-the-Money Options (C$)	Number of Shares or Units of Shares that have not Vested (#)	Market or Payout Value of Share-Based Awards that have not Vested (C$)	Market or Payout Value of Vested Share-Based Awards not paid out or distributed (C$)
Vincent Metcalfe	1,000,000	0.20	2024-11-27	840,000	252,200	262,288	-
Chair and CEO	1,000,000	0.90	2023-05-29	140,000
	841,100	1.23	2025-06-01	-

Elif Lévesque	3,000,000	0.90	2025-05-29	420,000	752,200	782,288	-
CFO and Corporate Secretary	841,100	1.23	2025-06-01	-

Joseph de la Plante	1,000,000	0.20	2024-11-27	840,000	252,200	262,288	-
Director and CIO	1,000,000	0.90	2023-05-29	140,000
	841,100	1.23	2025-06-01	-

Incentive Plan Awards – Value Vested or Earned during the Year

The following table indicates, for each of the NEOs, a summary of the value of Option-based and share-based awards vested or of non-equity incentive plan compensation during Fiscal 2020.

Name	Option-Based Awards – Value Vested(1) (C$)	Share-Based Awards – Value Vested(2) (C$)	Non-Equity Incentive Plan Compensation – Value Earned(3) (C$)
Vincent Metcalfe Chair and CEO	-	176,754	166,150
Elif Lévesque CFO and Corporate Secretary	-	626,754	166,150
Joseph de la Plante Director and CIO	-	176,754	166,150

NOTES:

(1)	Represents the aggregate dollar value of in-the-money Options that would have been realized if the Options and Guerrero Legacy Options had been exercised on the vesting date during Fiscal 2020. The value is equal to the difference between the closing price of the underlying securities at exercise and the exercise price of the Options and Guerrero Legacy Options on the vesting date. As of December 31, 2020, Mr. Vincent Metcalfe, Ms. Elf Lévesque and Mr. Joseph de la Plante held 2,000,000, 3,000,000 and 2,000,000 vested Options and/or Guerrero Legacy Options, respectively.
(2)	Represents the aggregate dollar value of RSUs that vested during Fiscal 2020. The value is equal to the closing price of the underlying securities on the vesting date. As of December 31, 2020, Vincent Metcalfe, Elif Lévesque and Joseph de la Plante held no unsettled vested RSUs.
(3)	Represents the amounts earned pursuant to the Corporation’s annual cash performance based incentive compensation plan, following the completion of the Vend-In Transactions for each of Mr. Vincent Metcalfe, Ms. Elif Lévesque and Mr. Joseph de la Plante. Annualized amount for Mr. Vincent Metcalfe, Ms. Elif Lévesque and Mr. Joseph de la Plante is C$276,917. Half of the non-equity incentive plan compensation was paid in cash while the remainder was awarded as Options, with such Options being granted on February 22, 2021.

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Equity Compensation Plan Information

The following table shows, as of December 31, 2020, aggregated information for the Corporation’s compensation plans under which equity securities of the Corporation are authorized for issuance from treasury. As of December 31, 2020, the Corporation had 565,429,124 Common Shares issued and outstanding.

Plan Category	Number of Common Shares to be issued upon the exercise of outstanding options, warrants and rights (#)	Weighted‑average exercise price of outstanding options, warrants and rights (C$)	Number of Common Shares remaining available for future issuance under equity compensation plans (excluding shares issuable under outstanding options, warrants, and rights) (1) (#)
Equity compensation plans approved by securityholders	35,699,934	1.42	20,842,978
Equity compensation plans not approved by securityholders	-	-	-
Total	35,699,934	1.42	20,842,978

NOTES:

(1)	All of the Common Shares covered by exercised, expired, cancelled or forfeited Awards shall become available for grants of further Awards under the Nomad Security-Based Compensation Arrangements. See “Security-Based Compensation Plans”.

Annual Burn Rate

In accordance with the requirements of Section 613 of the TSX Company Manual, the following table sets out the annual burn rate of awards granted under the Corporation’s security-based compensation plans as at the end of Fiscal 2020. The burn rate is calculated by dividing the number of awards granted under the security-based compensation plans during the relevant fiscal year by the weighted average number of Common Shares outstanding for the applicable fiscal year.

Annual Burn Rate
Fiscal 2020
Stock Option Plan	1.8%
Share Unit Plan	0.5%
DSU Plan	0.2%
Guerrero Legacy Option Plan	-

TERMINATION AND CHANGE OF CONTROL BENEFITS

Vincent Metcalfe, Joseph de la Plante and Elif Lévesque entered into employment agreements with the Corporation in the context of the completion of the Vend-In Transactions. The employment agreements include provisions regarding base salary, annual performance bonuses, eligibility for long-term equity-incentives, benefits, confidentiality, a non-solicitation covenant, and ownership of intellectual property, among other things.

In the case of a NEO’s resignation from their employment with the Corporation, the resigning NEO is required to provide the Corporation with 30 days written notice of their resignation, which notice may be waived by the Corporation, subject to a payment of the remuneration the resigning NEO would have earned during their notice period. In addition, all Options, Legacy Guerrero Options, RSUs and PSUs held by such resigning NEO will be treated in accordance with the respective terms and conditions of the Nomad Security-Based Compensation Plans or Legacy Guerrero Option Plan, as applicable.

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In the case of the termination of a NEO’s employment without serious reason, the NEO shall be entitled to receive a one-time lump-sum payment as an indemnity in lieu of reasonable notice of termination equal to the aggregate of: (i) 24 months of such NEO’s average base salary in the 24 months that preceded the termination; and (ii) the value of the average performance bonus, long-term incentives, and benefits to which the NEO’s was entitled to during the 24 months which preceded the termination. In the event that the termination of a NEO’s employment without a serious reason occurs during the 24 months following the effective date of the NEO’s employment agreement, the NEO’s base salary for the purposes of the aforementioned lump-sum payment shall be deemed to be the greater of: (i) US$225,000; or (ii) the NEO’s base salary at the time of such termination.

In the event the Corporation terminates a NEO’s employment without serious reason notwithstanding the respective terms and conditions of the Nomad Security-Based Compensation Plans and the Legacy Guerrero Option Plan, as the case may be:

•	all unvested Options and Legacy Guerrero Options held by the terminated NEO shall continue to vest during the 24 months following the termination and shall terminate on the date that is 90 days following the last day of such 24-month period;

•	all vested Options and Legacy Guerrero Options held by the terminated NEO shall terminate on the date that is 90 days following the last day of the 24 months following the termination;

•	all unvested RSUs and PSUs held by the terminated NEO shall continue to vest during the 24 months following the termination and the RSUs and PSUs that vest during the 24 months following the termination shall be settled by the Corporation on the last day of such 24-month period; and

•	all vested RSUs and PSUs held by the terminated NEO shall be settled by the Corporation on the last working day of the terminated NEO with the Corporation.

In the event that the Corporation terminates the employment of a NEO for a serious reason, notwithstanding the respective terms and conditions of the Nomad Security-Based Compensation Plans, as the case may be: (i) all unvested Options and Legacy Guerrero Options held by the terminated NEO shall be forfeited on the terminated NEO’s date of termination; and all vested Options and Legacy Guerrero Options held by the terminated NEO shall expire on the date that is 90 days following the terminated NEO’s date of termination; and (ii) all unvested RSUs and PSUs held by terminated the NEO shall be forfeited on the terminated NEO’s date of termination; and all vested RSUs and PSUs held by the terminated NEO shall be settled by the Corporation on the terminated NEO’s date of termination.

The employment of a NEO shall terminate automatically upon their death or permanent incapacitation. At any time, upon reasonable request by the Corporation, the NEOs are required to submit to reasonable medical examination for the purpose of determining whether the existence, nature and extent of any incapacitation are permanent. Where the employment of a NEO is terminated for permanent incapacitation, the Corporation shall be under no obligation to provide such NEO with notice of termination, payment in lieu of notice, anticipated earnings or damages of any kind provided such NEO has qualified for and is in receipt of long-term disability benefits under the Corporation’s insurance plans. In the event that the employment of a NEO with the Corporation is terminated as a result of their death or permanent incapacitation, all Options, Legacy Guerrero Options, RSUs and PSUs held by such NEO shall be treated in accordance with the respective terms and conditions of the Nomad Security-Based Compensation Plans or Legacy Guerrero Option Plan, as applicable.

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In the event of a termination of a NEO’s employment by the Corporation within 24 months of a Change of Control (except if the termination is for a “serious reason”), the terminated NEO will be entitled to a one-time lump-sum payment in an amount equal to the aggregate of: (i) 24 months of the NEO’s base salary; and (ii) the value of the performance bonus, long-term incentives and benefits to which the NEO is entitled during the 24 months which preceded the NEO’s termination following the Change of Control. In the event that a NEO’s employment by the Corporation is terminated within 24 months of a Change of Control following the effective date of the NEO’s employment agreement, the NEO’s base salary for the purposes of the aforementioned lump-sum payment shall be deemed to be the greater of: (i) US$225,000; or (ii) the NEO’s base salary at the time of termination. In the event the NEO resigns, at his or her sole discretion, within 12 months of a Change of Control, the NEO will be entitled to a one-time lump-sum payment in an amount equal to the aggregate of: (i) 12 months of the NEO’s base salary; and (ii) the value of the performance bonus, long-term incentives and benefits to which the NEO was entitled to during the 12 months which preceded the NEO’s resignation following the Change of Control. In the event that the NEO resigns following a Change of Control within 12 months following the effective date of the NEO’s employment agreement, the NEO’s base salary for the purposes of the aforementioned lump-sum payment shall be deemed to be US$225,000. In the event of a Change of Control all Options, Legacy Guerrero Options, RSUs or PSUs held by the NEOs immediately prior to such Change of Control shall be treated in accordance with the respective terms and conditions of the Nomad Security-Based Compensation or the Legacy Guerrero Option Plan, as applicable.

A “Change of Control” is defined in the employment agreements as the occurrence of any one of the following: (A)(i) the sale of all or substantially all of the assets of the Corporation on a consolidated basis, in one transaction or a series of related transactions, to a person that is not a subsidiary of the Corporation; (ii) a merger, reorganization, acquisition or consolidation pursuant to which a person, or any associate or affiliated company of such person (as those terms are defined in the CBCA) after the effective date of the employment agreement acquires the direct or indirect “beneficial ownership” (as defined in the CBCA) of securities of the Corporation representing 50% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities (it being understood that acquisition by the Orion Group of securities of the Corporation pursuant to the exercise of rights granted to the Orion Group pursuant to the terms of the Investor Rights Agreement shall not be considered a “Change of Control” unless such acquisition would cause the Orion Group to acquire the direct or indirect “beneficial ownership” of securities of the Corporation representing 85% or more of the aggregate voting power of all of the Corporation’s then issued and outstanding securities); (iii) a transaction pursuant to which the Corporation goes out of existence; (iv) the dissolution or liquidation of the Corporation except in connection with the distribution of assets of the Corporation to one or more subsidiaries prior to such event; or (v) the occurrence of a transaction requiring approval of the Corporation’s Shareholders involving the acquisition of the Corporation by an entity through purchase of assets, by amalgamation, arrangement or otherwise; or (B) those individuals who, as at the effective date of the employment agreement, constitute the Board (hereinafter called the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the date hereof whose election or nomination for election by the Corporation’s Shareholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board will be considered as though such individual were a member of the Incumbent Board.

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The table below shows the incremental payments that would be made to our NEOs, other than, upon certain events assuming termination event took place on December 31, 2020.

Name	Event	Severance (1) (C$)	LTIP Awards (2) (C$)	Other Payments (3) (C$)	Total (C$)
Vincent Metcalfe Chair and CEO	Resignation	-	980,000	-	980,000
	Termination for a serious reason	-	-	-	-
	Termination other than for a serious reason or resignation for a good reason	572,940	1,031,020	572,940	2,176,900
	Termination other than for cause within 24 months from a Change of Control	572,940	1,242,288	572,940	2,388,168
	Retirement or permanent disability	-	1,031,020	-	1,031,020
	Death	-	980,000	-	980,000
Elif Lévesque CFO and Corporate Secretary	Resignation	-	420,000	-	420,000
	Termination for a serious reason	-	-	-	-
	Termination other than for a serious reason or resignation for a good reason	572,940	802,965	572,940	1,948,845
	Termination other than for cause within 24 months from a Change of Control	572,940	1,202,289	572,940	2,348,169
	Retirement or permanent disability	-	802,965	-	802,965
	Death	-	420,000	-	420,000
Joseph de la Plante Director and CIO	Resignation	-	980,000	-	980,000
	Termination for a serious reason	-	-	-	-
	Termination other than for a serious reason or resignation for a good reason	572,940	1,031,020	572,940	2,176,900
	Termination other than for cause within 24 months from a Change of Control	572,940	1,242,288	572,940	2,388,168
	Retirement or permanent disability	-	1,031,020	-	1,031,020
	Death	-	980,000	-	980,000

NOTES:

(1)	Amounts reflect base salary in effect as at December 31, 2020.
(2)	The value of Awards and Guerrero Legacy Options is calculated based on the closing market price on December 31, 2020 of C$1.04. Assumes the exercise of vested Awards and Guerrero Legacy Options, if permitted, upon the occurrence of a termination event.
(3)	Represents amounts payable upon applicable end of employment with respect to the Corporation’s short-term incentive program and for other benefits.

DIRECTOR COMPENSATION

Retainer, Attendance Fees and Share-Based Remuneration

Following the completion of the Vend-In Transactions, the Board adopted the compensation for the Corporation’s non-executive directors. The Board reviews directors’ compensation periodically to ensure that the Corporation’s compensation policy for directors reflects realistically the time spent, responsibilities and risks involved in being an effective director, in light of the Corporation’s obligations pursuant to the terms of the Investor Rights Agreement.

In accordance with the terms of the Investor Rights Agreement, directors who are partners, principals or employees of the Corporation or of an “Investor” as defined therein (which includes the Orion Group and included Yamana) would not be entitled to any compensation for his or her service as a Board member or member of any committee of the Board for the 12 months following the completion of the Vend-In Transactions. As a result, Istvan Zollei and Gerardo Fernandez were not entitled to any compensation for their services as non-executive directors of the Corporation for Fiscal 2020. Following the expiry of this 12 month period on May 27, 2021, “Investor” nominees will be entitled to compensation at least as favourable as the compensation provided to the other Board members for their service as Board members or as members of any committee of the Board.

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In determining directors’ remuneration for Fiscal 2020, the Board considered the directors’ compensation offered by a peer group consisting of royalty and streaming companies as well as mining companies on an informal basis. The peer group included Franco-Nevada Corporation, Osisko Gold Royalties Ltd., Sandstorm Gold Ltd., Maverix Metals Inc., Altius Minerals Corporation, Metalla Royalty & Streaming Ltd., EMX Royalty Corporation, Centerra Gold Inc., Pretium Resources Inc. Lundin Gold Inc., IAMGOLD Corporation, Newgold Inc. and Argonaut Gold. Such companies were selected for review based on size, similar business model and industry. As the Corporation continues to grow, the Board and the GHRC Committee intend to revisit this group in considering the remuneration for its directors. The GHRC Committee did not retain a compensation consultant in Fiscal 2020 with regards to the compensation of its non-executive directors, and may engage a compensation consultant for Fiscal 2021 in relation to the same.

All annual DSU grants, as well as annual retainers and attendance fees paid to non-executive directors are described below:

	Annual Cash Retainer	Annual DSU Grant
Board Role	(C$)(1)	(US$)(1)
Non-Executive Director	-	160,000
Lead Director	-	180,000
Additional Audit Committee Chair Fee	20,000	-
Additional GHRC Committee Chair Fee	15,000	-

Notes:

(1)

In accordance with the terms of the Investor Rights Agreement, Istvan Zollei and Gerardo Fernandez were not entitled to any compensation for their services as non-executive directors of the Corporation for the first year of operations.

Director Share Ownership Guidelines

The Board has adopted a Minimum Stock Ownership Policy pursuant to which each of the non-executive directors are required to own a minimum number of Common Shares or Units representing a fair market value equal to three times their annual cash retainer and annual DSU grant. For the purposes of the Minimum Stock Ownership Policy, the value of the Common Shares or Units held by a non-executive director is determined based on the closing price of the Common Shares on the TSX on the last trading day of the prior calendar year. Non-executive directors have five years from the date the non-executive director was first appointed or elected to the Board, and must subsequently be maintained for the duration of his or her tenure as director. In the event that a non-executive director’s retainer is increased, such director will have five years from the time of the increase to acquire any additional Common Shares or Units to satisfy the increase in the minimum ownership requirements resulting therefrom.

The following table indicates the Common Share and Unit ownership by each of the Corporation’s non-executive directors, the value of such Common Shares and Units for the purposes of the Corporation’s share ownership policy and the additional investment, if any, required by such non-executive director in order to satisfy the minimum ownership requirements under the Minimum Stock Ownership Policy.

	Equity Ownership		Value of Equity	Additional Investment
Name	Common Shares	Units	Ownership(1)	Required(2)
Istvan Zollei (3)	-	-	-	Nil
Robin Weisman	-	187,700	195,208	492,320
Gerardo Fernandez(3)	250,000	-	260,000	Nil
Matthew Gollat	11,000	166,800	184,912	426,224
Jamie Porter	200,000	166,800	381,472	229,664
Susan Kudzman	-	152,500	158,600	452,536

NOTES:

(1)	The closing price of the common shares on the TSX on December 31, 2020 was C$1.04 per Common Share.
(2)	United States dollar values have been converted to Canadian dollars for reporting purposes in the table above at the daily exchange rate on December 31, 2020 as quoted by the BofC of US$1.00 = C$1.2732.
(3)	In accordance with the terms of the Investor Rights Agreement, Messrs. Istvan Zollei and Gerardo Fernandez were not entitled to any compensation for their services as non-executive directors of the Corporation. The Board, upon recommendation of the GHRC Committee, has excluded Mr. Istvan Zollei from the application of the share ownership targets set out in the Corporation’s Minimum Stock Ownership Policy as Mr. Istvan Zollei is employed within the Orion Group and its affiliates, the Corporation’s largest shareholders.

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Director Compensation Table

Vincent Metcalfe and Joseph de la Plante have not been and are not entitled to any compensation as directors. For the remaining non-executive directors, the total value of retainers and share-based awards paid by the Corporation during Fiscal 2020 was C$909,140. No attendance fees were paid. The following table provides a summary of the compensation received by each non-executive director of the Corporation for the most recently completed financial year:

	Fees Earned	Share-Based Awards	Option-Based Awards	Non-Equity Incentive Plan Compensation	Pension Value	All Other Compensation	Total
Name	(C$)	(C$)(1)	(C$)	(C$)	(C$)	(C$)	(C$)(1)
Istvan Zollei(2)	-	-	-	-	-	-	-
Robin Weisman	9,000	244,010	-	-	-	-	253,010
Gerardo Fernandez(2)	-	-	-	-	-	-	-
Matthew Gollat	-	216,840	-	-	-	-	216,840
Jamie Porter	12,000	216,840	-	-	-	-	228,840
Susan Kudzman	-	210,450	-	-	-	-	210,450

Notes:

(1)	United States dollar values have been converted to Canadian dollars in the table above at the date of grant using the daily exchange rate on June 17, 2020 for Ms. Robin Weisman, Mr. Matthew Gollat and Mr. Jamie Porter on August 26, 2020 and for Ms. Susan Kudzman as quoted by the BofC of US$1.00 = C$1.3555 and US$1.00 = C$1.3155 respectively.
(2)	In accordance with the terms of the Investor Rights Agreement, Istvan Zollei and Gerardo Fernandez were not entitled to any compensation for their services as non-executive directors of the Corporation.

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Outstanding Share-Based Awards and Option-Based Awards

The table below sets forth, for each non-executive director, information regarding option-based and share-based awards outstanding as at December 31, 2020.

	Option-based awards				Share-based awards
	Number of securities underlying unexercised options	Option exercise price	Option expiration date	Value of unexercised in-the-money options(1)	Number of shares or units of shares that have not vested	Market or payout value of share-based awards that have not vested	Market or payout value of vested share-based awards not paid out or distributed
Name	(#)	(C$)	(yyyy-mm-dd)	(C$)	(#)	(C$)	(C$)
Istvan Zollei	-	-	-	-	-	-	-
Robin Weisman	-	-	-	-	187,700	195,208	-
Gerardo Fernandez	-	-	-	-	-	-	-
Matthew Gollat	-	-	-	-	166,800	173,472	-
Jamie Porter	-	-	-	-	166,800	173,472	-
Susan Kudzman	-	-	-	-	152,500	158,600	-

Notes:

(1)	The closing price of the Common Shares of the Corporation on the TSX on December 31, 2020 was C$1.04.

Incentive Plan Awards – Value Vested or Earned during the Year

The following table discloses the aggregate dollar value that would have been realized during the year ended December 31, 2020 if the Awards had been exercised on the vesting date and the aggregate value realized upon vesting of option-based awards and share-based awards.

	Option-based Awards Value Vested during the Year	Share-Based Awards Value Vested during the Year	Non-Equity Incentive Plan Compensation Value earned during the Year
Name	(C$)	(C$)	(C$)
Istvan Zollei	-	-	-
Robin Weisman	-	-	-
Gerardo Fernandez	-	-	-
Matthew Gollat	-	-	-
Jamie Porter	-	-	-
Susan Kudzman	-	-	-

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as set out elsewhere in this Management Proxy Circular, we have not completed a transaction since the commencement of our most recently completed financial year, that has materially affected or is reasonably expected to materially affect us in which any informed person of the Company, including any of our directors, executive officers or principal shareholders, or any of their associates or affiliates, had any material interest, either direct or indirect.

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INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

As of March 30, 2021, none of our directors, executive officers, employees, former directors, former executive officers or former employees, and none of their associates, is indebted to us or another entity whose indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar agreement or understanding provided by us, except for routine indebtedness as defined under applicable securities legislation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Corporation is committed to sound corporate governance practices. The Board has carefully considered the Corporate Governance Guidelines set forth in Policy Statement 58‑201 ‑ Corporate Governance Guidelines. A description of the Corporation’s corporate governance practices is set out below in response to the requirements of NI 58-101 and in the form set forth in Form 58-101F1 “Corporate Governance Disclosure”.

Board of Directors

Composition of the Board

Under our Articles, our Board is to consist of a minimum of one and a maximum of ten directors as determined from time to time by our Board. Notwithstanding the forgoing, the Investor Rights Agreement requires that the Corporation obtain the consent of the Orion Group prior to increasing the size of the Board to more than seven members and provide the Orion Group the right to increase the number of directors on the Board to nine. See “PRINCIPAL HOLDER OF VOTING SECURITIES - Investor Rights Agreement - Nomination Rights”.

The directors are appointed at an annual general meeting of shareholders and the term of office for each of the directors will expire at the time of our next annual shareholders meeting. Our Articles provide that, between annual general meetings of shareholders, the directors may appoint one or more additional directors so appointed, but the number of additional directors so appointed may not at any time exceed one-third of the number of current directors who were elected or appointed other than as additional directors. Under the CBCA, a director may be removed with or without cause by a resolution passed by a majority of the votes cast by shareholders present in person or by proxy at a meeting and who are entitled to vote. Under the CBCA, at least one quarter of our directors must be resident Canadians as defined in the CBCA.

Nomination of Directors

Subject to the nomination rights set out in the Investor Rights Agreement, our GHRC Committee is responsible for recommending to our Board nominees for election or appointment as directors, as the case may be, in accordance with the provisions of applicable corporate law and the charter of our GHRC Committee. See “PRINCIPAL HOLDER OF VOTING SECURITIES - Investor Rights Agreement”.

The GHRC Committee is composed of a majority of independent directors within the meaning of NI 58-101. The Chair of the GHRC Committee is an independent director and leads any nominating process in accordance with and pursuant to the criteria for Board membership as set forth in the charter of the GHRC Committee. In order to encourage an objective nomination process for the nomination of directors to the Board, the Board has adopted a charter for the GHRC Committee outlining policies and expectations of members of the committee and expects all members of the GHRC Committee to adhere to such policies and expectations. Additionally, the Board expects that fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and applicable law, are sufficient to ensure that these persons conduct themselves in the best interests of the Corporation and maintain an objective nomination process.

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In making recommendations with respect to the Board nominees not covered by the nomination rights set out in the Investor Rights Agreement, the GHRC Committee considers the competencies and skills that the Board considers necessary for the Board as a whole to possess, the competencies and skills that the Board considers each existing director to possess, and the competencies and skills each new nominee will bring to the boardroom. The GHRC Committee also considers the amount of time and resources that nominees have available to fulfill their duties as a member of the Board.

The following table exemplifies the current competencies and skills that the Board believes each nominee possesses:

	Istvan Zollei	Robin Weisman	Mathew Gollat	Gerardo Fernandez	Jamie Porter	Vincent Metcalfe	Joseph de la Plante	Susan Kudzman
Financial Literacy / Accounting	☒	☒	☒	☒	☒	☒	☒	☒
Business Development & Marketing	☒	☒	☒	☒	☒	☒	☒	☐
Corporate Governance	☒	☒	☐	☐	☒	☒	☒	☒
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Majority Voting Policy

The Corporation has not adopted a majority voting policy for director elections which would provide that any nominee for director who does not receive a greater number of votes “for” his or her election than votes “withheld” from such election would be obliged to tender his or her resignation to the Chair of the Board following the conclusion of the Corporation’s annual meeting of Shareholders. As the Corporation understands that the Orion Group owns in excess of 50% of the outstanding Common Shares, consequently the Orion Group’s vote would ensure that a majority voting policy would not require delivery of a resignation by any elected director if the Orion Group voted in favour of their election. As a result, under the rules of the TSX, the Corporation is not required to adopt a majority voting policy.

Independence of the Board of Directors

Our Board is comprised of eight directors, five of whom are independent within the meaning of NI 58-101. It is the Board’s determination that pursuant to applicable standards that Vincent Metcalfe and Joseph de la Plante are not independent by reason of the fact that they are respectively the Chair and Chief Executive Office, and the Director and Chief Investment Officer of the Corporation. While Istvan Zollei is not independent by reason of the fact that he is employed by the Orion Group and its affiliates, which hold more than a majority of the Corporation’s issued and outstanding Common Shares and are often counterparties to the Corporation in its commercial arrangements. For additional information regarding the directors of Nomad, see “PROPOSED NOMINEES FOR ELECTION AS DIRECTORS”.

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Pursuant to National Instrument 52-110 – Audit Committees (“NI 52-110”), an independent director is one who is free from any direct or indirect relationship which could, in the view of the Board, be reasonably expected to interfere with a director’s independent judgment. The Board determines annually whether each member of the Board is independent in accordance with applicable securities legislation by ascertaining, among other things, whether they were engaged as an executive officer or employee of Nomad, they have any immediate family member engaged as an executive officer or employee of Nomad, they received remuneration from Nomad other than remuneration for acting as a director or a member of any committee of the Board, or they or an immediate family member benefitted from a business relationship with Nomad that could reasonably be perceived to interfere with their independent judgement.

The Corporation has taken steps to ensure that adequate structures and processes are in place to permit the Board to function independently of management of the Corporation. The Board has designated Robin Weisman as Lead Director, and independent directors within the meaning of NI 52-110 to hold in-camera sessions without management or non-independent directors present at meetings of the Board.

Outside Directorships

The following members of the Board are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Director	Reporting Issuer	Stock Exchange
Joseph de la Plante	Doré Copper Mining Corp.	TSXV
Istvan Zollei	Lundin Gold Inc.	TSX
Robin Weisman	B2Gold Corp INV Metals Inc.	TSX / NYSE TSX
Susan Kudzman	Transat A.T. Inc. Yellow Pages Limited Yellow Pages Digital & Media Solutions Limited	TSX TSX TSX

Interlocking Directorships

As of December 31, 2020, no director of the Corporation serves on the board of any other public company with any other director or member of management of the Corporation. However, Istvan Zollei and Matthew Gollat were respectively a director and a member of senior management at Premier Gold Mines Limited until the completion of the acquisition of Premier Gold Mines Limited by Equinox Gold Corp. on April 7, 2021. The GHRC Committee monitors whether any directors may have interlocking directorships with one another or with management and evaluates whether any such relationships may create potential conflicts of interest.

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Meetings of Independent Directors

The Board holds regularly-scheduled quarterly meetings as well as ad hoc meetings from time to time. In the course of meetings of the Board or of committees of the Board, the independent directors hold meetings, or portions of such meetings, at which neither non-independent directors nor officers of Nomad are in attendance.

If a director or officer holds an interest in a transaction or agreement under consideration at a Board meeting or a meeting of a committee of the Board, that director or officer shall not be present at the time the Board or committee deliberates such transaction or agreement and shall abstain from voting on the matter, subject to certain limited exceptions provided for in the CBCA.

Chair of the Board

Vincent Metcalfe, the Chief Executive Officer of the Corporation, is the Chair of the Board, and in such role, he is principally responsible for overseeing the operations and affairs of the Board.

Lead Director

Robin Weisman, an independent director, is the lead director of Nomad and ensures that the Board discharges its responsibilities, that the Board evaluates performance of management objectively and that the Board understands the boundaries between the responsibilities of the Board and of management.

Mandate of the Board

The Board has adopted a written mandate describing, inter alia, the Board’s role and overall responsibility to supervise the management of the business and affairs of Nomad. The Board, directly and through its committees and the Chair of the Board, shall provide direction to the executive officers of Nomad, generally through the Chief Executive Officer. The Board has overall responsibility for the Corporation’s strategic planning, risk management, human resource management, corporate governance, and communications with Nomad’s shareholders and the market. The text of the mandate of the Board is reproduced in its entirety as SCHEDULE "D" to this Circular.

Committees of the Board

In addition to the Audit Committee, which is required by Canadian securities law for all reporting issuers (see “Audit Committee”), the Board has established the Governance, Human Resources and Compensation Committee (the “GHRC Committee”), which is currently comprised of Istvan Zollei, Robin Weisman and Gerardo Fernandez, a majority of whom are independent within the meaning of NI 58-101. Robin Weisman is the Chair of the GHRC Committee. For more information on the Audit Committee, including the text of its terms of reference, refer to the Audit Committee section in our AIF, a copy of which is available on our website at www.nomadroyalty.com and on our SEDAR profile at www.sedar.com.

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Position Descriptions

The Board has developed and implemented written descriptions for the Lead Director, Chair of the Board and the chair of each committee of the Board. In addition, the Board, in conjunction with the Chief Executive Officer, has developed and implemented a written position description for the role of the Chief Executive Officer who is primarily responsible for the overall management of the business and affairs of the Corporation, including establishing the strategic and operational priorities of the Corporation and providing leadership for the effective overall management of the Corporation.

Orientation and Continuing Education

The GHRC Committee is responsible for establishing and implementing an orientation and education program for new recruits to the Board and for reviewing, from time to time, the value and benefits of such program. All newly elected directors are provided with an orientation as to the nature and operation of the business and affairs of the Corporation and as to the role of the Board and its committees. Each new director shall meet with the Chair of our Board, the Lead Director, individual directors and members of the senior management team to discuss the Corporation’s business and activities. Orientation will be designed to assist the directors in fully understanding the nature and operation of the Corporation’s business, the role of the Board and its committees, and the contributions that individual directors are expected to make, including the time and effort the Corporation expects them to devote to the execution of their functions.

In addition, the Board is responsible for providing continuing education opportunities for all directors which are designed to maintain or enhance the skills and abilities of the Corporation’s directors and to ensure that their knowledge and understanding of the Corporation’s business remain current.

Ethical and Socially Responsible Business Conduct

Code of Ethics and Business Conduct

The Board has adopted a written Code of Ethics and Business Conduct (the “Code of Ethics”) applicable to all of our employees, managers, executive officers and directors, as well as those of our subsidiaries. The Code of Ethics sets out our core values and standards of behavior that are expected from our personnel with respect to all aspects of our business. The objective of the Code of Ethics sets out Nomad’s mission and values, and provides guidelines for maintaining our integrity, reputation and honesty with a goal of honouring others’ trust in us at all times. The Code of Ethics sets out guidance with respect to conduct in dealing with conflicts of interest, protection of our assets, confidentiality, fair dealing, competitors and employees, insider trading, compliance with laws and reporting any illegal or unethical behaviour. Our Board will have ultimate responsibility for the stewardship of the Code of Ethics and it will monitor compliance with the assistance of our GHRC Committee and Audit Committee.

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Investment Principles

In addition, the Corporation’s business model renders it reliant on the third-party operators (the “Third-Party Operators”) of the mineral properties upon which it holds royalty, stream or other interests. In this regard, the Corporation has adopted and maintains an Investment Principles Policy setting out the principles regarding the environmental, social and governance matters to be considered in its investment process and in the ongoing management of Nomad’s assets. The Investment Principles Policy requires that Nomad takes ESG matters into account when evaluating new and existing investments, including reviewing the ESG programs, policies and standards adopted by the Third-Party Operators of the mineral properties in which it has an interest and endeavouring to encourage the adoption of industry best practices and principles.

As part of the Corporation’s ESG efforts, Nomad joined the United Nations Global Compact corporate sustainability initiative on December 15, 2020. As a participant, Nomad has committed to voluntarily aligning its operations and strategy with the ten universally accepted principles in the areas of human rights, labour, environment and anti-corruption. Nomad's short-term focus will be on four Sustainable Development Goals: Quality Education; Gender Equality; Clean Water and Sanitation; and Climate Action.

Whistleblower Policy

The Corporation has adopted a Whistleblower Policy which allows employees, managers, executive officers and directors who know of, or suspect acts of misconduct or other violations of the Code of Ethics. Nomad’s agents, representatives and advisors are expected to follow the Code of Ethics, they also expected to report any incidents in accordance with the terms of the Whistleblower Policy. Incidents can be reported by email or telephone directly to the Chief Financial Officer and Corporate Secretary (the “Whistleblowing Officer”) or anonymously by email through the Corporation’s ethics line. Emails received through the confidential reporting system are received by the Lead Director, or if no Lead Director is appointed, to the Chair of the Board, and the Chair of the Audit Committee. All Incidents reported to the Whistleblowing Officer, whether or not they are anonymous, are also forwarded directly to the Audit Committee Chair unless such incident report names the Whistleblowing Officer or the Audit Committee Chair in which case the Incident Report shall be forwarded directly to the Lead Director. The Chair of the Audit Committee and the Whistleblowing Officer then investigate each matter so reported and the Corporation determines what actions, if any, will be taken.

The full texts of the Code of Ethics, the Investment Principles Policy and the Whistleblower Policy are available on our website at www.nomadroyalty.com, in addition, the Code of Ethics is available on our SEDAR profile at www.sedar.com.

Interests of Directors

A director who has a material interest in a matter to be considered by our Board or any committee on which he or she serves is required to disclose such interest as soon as the director becomes aware of it. In situations where a director has a material interest in a matter to be considered by our Board or any committee on which he or she serves, such director may be required to excuse himself or herself from the meeting while discussions and voting with respect to the matter are taking place. Directors will also be required to comply with the relevant provisions of the CBCA regarding conflicts of interest.

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Compensation

The GHRC Committee oversees and recommends for approval by the Board executive compensation principles, policies, programs, grants of equity-based incentives and processes and specifically considers and recommends annually or as required for approval by the independent directors of the Board of all forms of compensation for the Chair and Chief Executive Officer, the Chief Financial Officer and Corporate Secretary, and Director and Chief Investment Officer, and for approval by the Board of all forms of compensation for the other executive officers of Nomad. Further particulars of the process by which compensation for Nomad’s executive officers is determined, is provided under the heading “EXECUTIVE COMPENSATION”. The Chair of the GHRC Committee is an independent director and leads the compensation review process in accordance with the charter of the GHRC Committee.

Assessments

It is the responsibility of the Board to regularly evaluate the overall efficiency of the Board and its various committees. Beginning in Fiscal 2021, the Board is expected to evaluate and review, on an annual basis, its performance as a whole, as well as the performance of each individual director while taking into account: (i) in the case of the Board as a whole, the Board charter, and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Board. The performance of each committee of the Board is to be evaluated and reviewed by such committee in conjunction with the Board on an annual basis. This annual review of the committees of the Board is expected to be undertaken with regards to each such committee as a whole as well as the performance of each individual member while taking into account: (i) the committee’s charter, and (ii) in the case of an individual member, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the committee.

Director Term Limits and Other Mechanisms of Board Renewal

Per the Corporation’s Policy Regarding Diversity on the Board of Directors and In Executive Officer Positions and Mechanisms for Board Renewal (the “Diversity and Board Renewal Policy”), directors are eligible to serve a maximum of ten years on the Board assuming: (i) such director has received positive annual performance assessments, (ii) the GHRC Committee believes it is in the best interests of the Corporation that the director continue to serve on the Board, and (iii) the director is annually re-elected by Shareholders by receiving a greater number of votes “for” his or her election than votes “withheld” for such election. On a case-by-case basis, and on the recommendation of the GHRC Committee, the Board may extend a Director’s initial ten year term limit by up to an additional three years in one-year increments, with a view to factors listed above, or any other factors that the GHRC Committee deems material.

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The Board shall, on an annual basis, complete a performance assessment of its performance as a whole, as well as the performance of each individual director. In its assessment, the Board will take into account, among other things, any applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Board. See “Assessments”.

The Corporation does not have a retirement age policy for directors.

Diversity and Inclusion

The Corporation believes that director nominations and executive officer appointments should be based on merit and remains committed to selecting the best persons to fulfill these roles. At the same time, the Corporation recognizes that diversity is important in ensuring that the profiles of directors and executive officers provide the necessary range of perspectives, experience and expertise required to achieve effective stewardship and management of the Corporation. Nomad believes that diversity is a business, social and ethical imperative and that persons with whom the Corporation does business expect the Corporation to foster and maintain an inclusive workplace.

With respect to the director nominations, the GHRC Committee has developed a set of criteria for Board membership that strives to achieve a diversity of backgrounds and skills for the Board. In the process of searching for qualified persons to serve on the Board, the GHRC Committee strives for the inclusion of diverse groups, knowledge and viewpoints. To accomplish this, the GHRC Committee may retain an executive search firm to help meet the Board’s diversity objectives. Per the Corporation’s Diversity and Board Renewal Policy, the Corporation aspires towards a Board composition in which women, aboriginal peoples, persons with disabilities and members of visible minorities comprises at least 30% of the independent Directors by 2022.

In respect of the nomination of executive officers, the GHRC Committee: (a) considers candidates who are highly qualified based on their experience, education, expertise, personal qualities and general and sector-specific knowledge; (b) reviews potential candidates from a variety of backgrounds and perspectives, with the Corporation’s diversity objectives in mind including, without limiting the generality of the foregoing, the specific objective of gender diversity; and (c) considers the level of representation of women, aboriginal peoples, persons with disabilities or members of visible minorities in executive officer positions when making executive officer nominations. Per the Corporation’s Diversity and Board Renewal Policy, the Corporation aspires to have approximately 30% of women, aboriginal peoples, persons with disabilities or members of visible minorities in executive officer positions by 2022.

The Corporation currently has two members of senior management who are women (representing 40% of the Corporation’s senior management), but no visible minorities, aboriginal peoples or persons with disabilities in senior management positions. In addition, the Corporation has two women as members on its Board (representing 25% of the Corporation’s directors) but no aboriginal peoples, persons with disabilities or members of visible minorities as members on its Board.

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Shareholder Engagement

We believe active engagement with our shareholders and other stakeholders on an ongoing basis through a variety of avenues is key to transparency, facilitating open and informed dialogue and sharing our story. Our Chair and Chief Executive Officer, our Chief Financial Officer and Corporate Secretary and our Director and Chief Investment Officer meet with shareholders throughout the year directly, and by way of investor roadshows. To further our investor outreach, we also participate in several third party hosted industry conferences such as the Denver Gold Show, the BMO Global Metals and Mining Conference, the Scotiabank Mining Conference.

In addition, shareholders, stakeholders and prospective investors are capable of booking online meetings with management through our online portal available at: https://nomadroyalty.com/meet-with-management.

Due to the COVID-19 pandemic, our investor outreach initiatives following the completion of the Vend-In Transactions were conducted virtually.

The Board also understands the importance of constructive communication and engagement with shareholders as part of its oversight role. Shareholders, employees and other interested parties may write to our Board, the Chair of the Board or individual directors at the following address or by email to:

1. Mail:	Chair of the Board or Lead Director of the Board Nomad Royalty Company Ltd. 1275 Avenue Des Canadiens-De-Montréal, Montreal, Québec, H3B 0G4
2. Email:	corporatesecretary@nomadroyalty.com

SHAREHOLDER PROPOSALS FOR THE NEXT ANNUAL MEETING

The CBCA provides, in effect, that a registered holder or beneficial owner of shares that are entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides, in effect, that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated April 7, 2021, the deadline for submitting a proposal to the Corporation in connection with the next annual meeting of shareholders is January 7, 2022.

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The foregoing is a summary only; shareholders should carefully review the provisions of the Canada Business Corporations Act relating to Proposals and consult with a legal advisor.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s financial statements and Management’s Discussion and Analysis for the year ended December 31, 2020 a copy of which may be obtained upon request from the Corporate Secretary, 1275 Avenue Des Canadiens-de-Montréal, Montreal, Québec, H3B 0G4, Canada. The Corporation may require the payment of a reasonable charge when the request is made by someone other than a Shareholder.

APPROVAL

The Board of the Corporation has approved the contents of the Circular, and that a copy of the Circular has been sent to each director, to each Shareholder whose proxy has been solicited and to the auditor of the Corporation.

Montreal, Québec, April 7, 2021.

NOMAD ROYALTY COMPANY LTD.

Per:	(s) Vincent Metcalfe
Vincent Metcalfe Chair and Chief Executive Officer

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SCHEDULE "A"

CONSOLIDATION RESOLUTION

BE AND IT IS HEREBY RESOLVED:

THAT the Articles of Nomad Royalty Company Ltd. (the “Corporation”) be amended so that the issued and outstanding common shares of the Corporation are consolidated on the basis of one common share for a maximum of every 20 common shares then issued and outstanding;

THAT, subject to the maximum set out above, the determination of the basis for the share consolidation shall be at the discretion of the board of directors of the Corporation (the “Board”);

THAT the officers and directors of the Corporation are hereby authorized to file Articles of Amendment with Innovation, Science and Economic Development Canada — Corporations Canada if and when deemed advisable by the Board in its discretion, but in no case later than 12 months from the date hereof, and do all other things necessary in order to give effect to the foregoing; and

THAT, notwithstanding that this resolution has been duly passed by the shareholders, the Board is hereby authorized and empowered, if it decides not to proceed with this resolution, to revoke this resolution in whole or in part at any time prior to it being given effect without further notice to, or approval of, the shareholders.

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SCHEDULE "B"

APPROACH TO EXECUTIVE COMPENSATION RESOLUTION

BE AND IT IS HEREBY RESOLVED:

THAT on an advisory basis and without limiting the role and responsibilities of the board of directors of Nomad Royalty Company Ltd. (“Nomad”), the shareholders accept the approach to executive compensation set out in the management information circular of Nomad dated April 7, 2021, prepared in connection with the annual and special meeting of shareholders to be held on May 10, 2021.

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SCHEDULE "C"

REPORTING PACKAGE FOR CHANGE OF AUDITORS

See attached.

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NOMAD ROYALTY COMPANY LTD.

CHANGE OF AUDITOR NOTICE

TO:

AUTORITÉ DES MARCHÉS FINANCIERS
BRITISH COLUMBIA SECURITIES COMMISSION
ALBERTA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
ONTARIO SECURITIES COMMISSION
NEW BRUNSWICK FINANCIAL AND CONSUMER SERVICES COMMISSION
OFFICE OF THE SUPERINTENDENT OF SECURITIES, SERVICE NEWFOUNDLAND AND LABRADOR
OFFICE OF THE SUPERINTENDENT OF SECURITIES, PRINCE EDWARD ISLAND

AND TO:	MORGAN & COMPANY LLP, CHARTERED PROFESSIONAL ACCOUNTANTS PRICEWATERHOUSECOOPERS LLP, PARTNERSHIP OF CHARTERED PROFESSIONAL ACCOUNTANTS

Nomad Royalty Company Ltd., formerly named Guerrero Ventures Inc., (the “Corporation”) gives the following notice in accordance with section 4.11 of National Instrument 51‑102 - Continuous Disclosure Obligations (“NI 51‑102”):

1.	Morgan & Company LLP, Chartered Professional Accountants has resigned as auditor of the Corporation effective June 2, 2020 at the request of the Corporation.

2.	The request that Morgan & Company LLP, Chartered Professional Accountants resign as auditor of the Corporation and the decision to appoint PricewaterhouseCoopers LLP, Partnership of Chartered Professional Accountants as successor auditor have been considered and approved by the Board of Directors of the Corporation.

3.	The auditor’s report of Morgan & Company LLP, Chartered Professional Accountants, on the Corporation’s financial statements for the fiscal years ended December 31, 2019 and December 31, 2018, respectively, did not express a modified opinion.

4.	There are no reportable events as such term in defined in NI 51‑102.

Dated June 2, 2020

NOMAD ROYALTY COMPANY LTD.

per:	(signed) Vincent Metcalfe
Vincent Metcalfe Chief Executive Officer

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SCHEDULE "D"

BOARD OF DIRECTORS CHARTER

See attached.

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BOARD OF DIRECTORS CHARTER

Dated August 6, 2020

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I.	PURPOSE

The board of directors (the “Board”) of Nomad Royalty Company Ltd. (the “Corporation”) is responsible for the supervision of the management of the business and affairs of the Corporation. The Board shall pursue the best interests of the Corporation and shall discharge its duties directly and through the committees that may exist from time to time.

The composition and meetings of the Board are subject to the requirements set forth in the articles and by-laws of the Corporation, as well as in any investor rights agreement or similar agreements which may exist from time to time between the Corporation and certain shareholders (the “Investor Agreements”), as well as in applicable laws and the rules of the Toronto Stock Exchange (the “TSX”) or any other stock exchange on which the securities of the Corporation are listed. The present charter is not intended to limit, enlarge or change in any way the responsibilities of the Board as determined by such articles, by-laws, Investor Agreements, applicable laws and the rules of the TSX or any other stock exchange on which the securities of the Corporation are listed.

II.	DUTIES AND RESPONSIBILITIES OF THE BOARD

The Board is responsible for the stewardship of the Corporation, and is responsible for acting in its best interest. In furtherance of its purpose, the Board assumes the following duties and responsibilities, some of which are initially reviewed and recommended by the applicable committee of the Board (each a “Committee”) to the full Board for approval:

A.	STRATEGY AND BUDGET

1.	Ensure a strategic planning process is in place and approving, on at least an annual basis, a strategic plan and a budget that takes into account, among other things, the opportunities and risks of the business.

2.	Approve the Corporation’s annual operating and capital budgets.

3.	Review and monitor the Corporation’s performance with reference to the adopted strategic plan and budget.

4.	Advise management with critical and sensitive issues.

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B.	GOVERNANCE

1.	Ensure that the business of the Corporation is conducted in an ethical manner and in accordance with the best environmental, social and governance standards applicable to an issuer of the Corporation’s size and complexity.

2.	Develop, adopt, implement, review and enforce the Corporation’s Code of Ethics and Business Conduct (the “Code of Ethics”), Corporate Disclosure and Confidentiality of Information Policy (the “Disclosure Policy”), Insider Trading Policy, Investment Principles Policy, Delegation of Authority Policy, Diversity Policy, Recovery of Incentive Compensation Policy (“Clawback Policy”) and other policies, and the actions, reports and recommendations received periodically from the Audit Committee and the Governance, Human Resources, Nominating and Compensation Committee (the “GHRC Committee”) with respect to the conduct of the business in compliance with such policies.

3.	Oversee the Corporation’s policies concerning business conduct, ethics, public disclosure of material information and other matters.

4.	Oversee, in accordance with the Delegation of Authority Policy, any charitable contributions made by the Corporation.

C.	BOARD AND COMMITTEE MEMBERS

1.	Subject to the nomination rights set out in the Investor Agreements, identify individuals qualified to become Board members considering, the size of the Board and the competences and skills of directors and proposed directors and the nominees for election at the next annual meeting of shareholders.

2.	Subject to the nomination rights set out in the Investor Agreements, approve the nomination of Directors to the Board and its Committees, as well as:

a.	ensure, that the requisite number of the Corporation’s Directors have no direct or indirect material relationship with the Corporation and determine who, in the reasonable opinion of the Board, are independent pursuant to applicable legislation, regulation and listing requirements;

b.	developing appropriate qualifications/criteria for the selection of Board members (and the acceptability of Board members nominated by certain shareholders in accordance with the terms of the Investor Agreements), including criteria for determining Director independence; and

c.	appointing the Board Chair, the Lead Director if necessary and the Chair and members of each Committee of the Board, in consultation with the relevant Committee of the Board.

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3.	In accordance with the Investor Agreements, determine the Directors’ remuneration for Board and Committee service while ensuring that the Corporation’s compensation policy for Directors reflects realistically the time spent, responsibilities and risks involved in being an effective director.

4.	Assess annually the effectiveness and contribution of the Board, the Board Chair and the Lead Director, and of each Committee of the Board and their respective Chairs and of individual Directors.

5.	In accordance with the Investor Agreements, identify individuals qualified to become members of the Audit Committee in light of the independence, financial literacy, experience and other membership requirements set forth under applicable laws, rules and regulations and listing requirements.

6.	Provide an orientation program for new Directors to the Board and continuing education opportunities for all Directors.

7.	Develop written position descriptions for the Board Chair, Lead Director and the Chair of each Committee of the Board.

8.	Review and discuss with each of the Committees of the Board the appropriateness of the charters adopted by each such Committee, and as deemed appropriate, recommend changes to the Board.

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D.	CEO, CFO, CIO, OTHER EXECUTIVE OFFICERS AND COMPENSATION AND BENEFIT POLICIES

1.	Appoint the executive officers of the Corporation including the Chief Executive Officer (the “CEO”), the Chief Financial Officer (the “CFO”) and the Chief Investment Officer (the “CIO”) (collectively, the “Executive Officers”).

2.	Develop a written position description for the role of the CEO.

3.	Oversee the adequacy of the GHRC Committee’s processes to:

a.	develop the corporate goals and objectives that each Executive Officer is responsible for meeting and reviewing the performance of each Executive Officer against such corporate goals and objectives;

b.	evaluate the performance of each Executive Officer in relation with the corporate and personal objectives set by the Board;

c.	approve the Corporation’s compensation and benefits policy or any changes thereto for Executive Officers and approval, by the independent directors, all forms of compensation for the Executive Officers; and

d.	ensure that the Corporation’s compensation and benefits policy create and reinforce good conduct, ethical behaviour and promote reasonable risk taking.

4.	Satisfy itself as to the integrity of the Executive Officers and senior management personnel and that the Executive Officers, and senior management personnel create a culture of integrity throughout the organization.

5.	Provide stewardship in respect of succession planning, and approving, as may be required, (i) the succession plan with respect to the positions of the Executive Officers, and (ii) the appointment, training and monitoring of the Executive Officers and senior management personnel.

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E.	RISK MANAGEMENT, CAPITAL MANAGEMENT AND INTERNAL CONTROLS

1.	Identify and assess the principal risks of the Corporation’s business, and ensure the implementation of appropriate systems to manage these risks.

2.	Ensure the integrity of the Corporation’s internal control systems and management information systems and the safeguarding of the Corporation’s assets.

3.	Review, approve, and as required, oversee compliance with the Corporation’s Disclosure Policy and the Insider Trading Policy by Directors, Executive Officers and other management personnel and employees.

4.	Review and approve the Corporation’s internal and external policies for communicating and disseminating information, the whole in accordance with the Disclosure Policy.

5.	Review, approve and overseeing the Corporation’s disclosure controls and procedures.

6.	Review and approve the Code of Ethics with the purpose of promoting integrity and deterring wrongdoing, and encouraging and promoting a culture of ethical business conduct and as required, overseeing compliance with the Code of Ethics by Directors, Executive Officers and other management personnel and employees.

7.	Review and approve the Investment Principles Policy with the purpose of ensuring the Corporation complies with its commitment to responsible mining in all aspects of its investments, including with respect to environmental, social and governance (“ESG”) matters, overseeing compliance with the Investment Principles Policy by Directors, Executive Officers and other management personnel and employees when making investment decisions, as well as periodically reviewing data reported by, or with respect of, the third-party operators (the “Third-Party Operators”) of the projects upon which the Corporation holds a stream, royalty, or other interest, and oversee compliance thereof.

F.	FINANCIAL REPORTING, AUDITORS AND TRANSACTIONS

1.	Review and approve, as required, the Corporation’s financial statements, management's discussion and analysis, related financial information, and financial outlook, the whole in accordance with the Disclosure Policy.

2.	Appoint, subject to approval of shareholders, (including terms and review of engagement) and remove of the external auditor and approve external auditor compensation.

3.	Establish appropriate limits on the authority delegated to the Executive Officers and management personnel to manage the business and affairs of the Corporation, the whole in accordance with the Delegation of Authority Policy.

4.	Review the quality of the reporting and payment calculations made by Third-Party Operators to the Corporation or its subsidiaries pursuant to the agreements relating to the stream, royalty, or other interests held by the Corporation or its subsidiaries.

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G.	LEGAL REQUIREMENTS AND DIALOGUE WITH STAKEHOLDERS

1.	Oversee the adequacy of the Corporation’s processes to ensure compliance by the Corporation with applicable legal and regulatory requirements.

2.	Establish appropriate measures for receiving feedback from stakeholders.

H.	OTHER

1.	Review, approve, and as required, oversee, with the assistance of the GHRC Committee, Directors, Executive Officers and management personnel and employees' compliance with the Corporation’s environmental, health and safety policies.

2.	Perform any other function as prescribed by law or as not delegated by the Board to one of the Committees of the Board or to management personnel.

III.	BOARD CHAIR

A.	APPOINTMENT OF THE BOARD CHAIR

The Board shall appoint its Chair from among the Corporation’s Directors.

B.	DUTIES AND RESPONSIBILITIES OF THE BOARD CHAIR

The Board Chair leads the Board in all aspects of its work and is responsible to effectively manage the affairs of the Board and ensure that the Board is properly organized and functions efficiently. More specifically, the Board Chair shall have the duties and responsibilities set forth in the Position of the Chair of the Board of the Directors adopted by the Board and as may be amended form time to time.

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IV.	LEAD DIRECTOR

A.	APPOINTMENT OF LEAD DIRECTOR

If the appointed Board Chair is also an Executive Officer, the Directors will appoint a Lead Director that will perform the duties and responsibilities associated with the Chair. The Lead Director should be able to stand sufficiently back from the day-to-day running of the business to ensure that the Board can objectively oversee the Corporation’s affairs and be attentive to its obligations to its shareholders.

B.	DUTIES AND RESPONSIBILITIES OF THE LEAD DIRECTOR

The Lead Director shall have the duties and responsibilities set forth in the Position of the Lead Director adopted by the Board and as may be amended form time to time.

V.	EVALUATION OF THE BOARD

The Board shall, on an annual basis, evaluate and review its performance as a whole, as well as the performance of each individual director while taking into account: (i) in the case of the Board as a whole, the present Charter, and (ii) in the case of an individual director, the applicable position description(s), as well as the competencies and skills each individual director is expected to contribute to the Board.

VI.	OUTSIDE ADVISORS

The Board shall have the authority to engage outside counsel and other outside advisors as it deems appropriate to assist the Board in the performance of its functions. The Corporation shall provide appropriate funding for such advisors as determined by the Board.

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VII.	MEMBERSHIP

At least three of the members of the Board shall, pursuant to applicable laws, rules, regulations and listing requirements meet the independence requirement of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, and the majority of the members shall have the required experience and qualifications as determined by the Board.

VIII.	TERM

The members of the Board shall be elected by the shareholders or appointed by resolution of the Board as permitted by applicable law, to hold office until the next annual meeting of the shareholders or until their successors are so appointed.

IX.	PROCEDURES FOR MEETINGS

The proceedings and meetings of the Board shall be governed by the provisions of the by-laws of the Corporation relating to the regulation of the meetings and proceedings of the Board insofar they are applicable and not inconsistent with this Charter and other procedures fixed by the Board with respect to the Committees composition and organization. Meetings of the Board will be held quarterly, or more frequently, as required. Independent directors may meet before or after each Board meeting or more often if required.

Directors are expected to attend all meetings of the Board and review, in advance, the meeting materials.

X.	QUORUM AND VOTING

A majority of the directors in office shall constitute a quorum for the transaction of business at a meeting. No business shall be transacted at a meeting of directors unless at least 25% of the directors present are resident Canadians or, if the Corporation has fewer than 4 directors, at least one of the directors present is a resident Canadian.

For any meeting(s) at which the Board Chair is absent, the Chair of the meeting will be the Lead Director. At a meeting, any question shall be decided by a majority of the votes cast.

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XI.	SECRETARY

Unless otherwise determined by resolution of the Board, the Corporate Secretary of the Corporation or his/her delegate shall be the Secretary of the Board.

XII.	RECORDS

The Board shall keep such records as it may deem necessary of its proceedings.

XIII.	REVIEW OF CHARTER

The Board shall periodically review and assess the adequacy of this Charter.

XIV.	EFFECTIVE DATE OF CHARTER

This Charter was adopted by the Board of Directors on August 6, 2020.

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SCHEDULE "E"

POSITION DESCRIPTION FOR THE CHIEF EXECUTIVE OFFICER

See attached

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POSITION DESCRIPTION FOR THE CHIEF EXECUTIVE OFFICER

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I.	INTRODUCTION

The Chief Executive Officer of Nomad Royalty Company Ltd. and its subsidiaries (“Nomad” or the “Corporation”) is responsible for the general direction and management of the business and affairs of the Corporation in accordance with the corporate strategy and objectives approved by the Board of Directors (the “Board”), within the authority limitations delegated by the Board. The Chief Executive Officer develops the strategic direction of the Corporation to create sustainable long-term shareholder value.

II.	KEY RESPONSIBILITIES

A.	Board Support

1.	Enabling, with the Lead Director(1), the Board to fulfill its supervision function;

2.

Work closely with the Lead Director in order to ensure effective Board communication with sufficient, timely information on all material aspects of the Corporation’s operations and financial affairs, as well as other matters relevant to the Corporation, and ensure that the focus of Board meetings is on the right issues;

3.	Provide timely advice to the Board, on both internal and external matters, that the Board may require to make fully-informed decisions regarding the Corporation’s business or affairs;

4.	Provide reports that allow the Board to assess the financial status of the Corporation, the general well-being of its workforce and progress in meeting its corporate goals and objectives;

5.

Conceive, and recommend to the Board for approval, key policy statements, and overseeing their implementation, and taking all reasonable steps to inform the Board of all material deviations from said policies; and

6.	Act as the principal representative of management and as intermediary between management and the Board.

______________

(1) Unless otherwise indicated, the terms “Board” and “Lead Director” also included, where applicable, the committees of the Board of Directors and the Chair of such committees.

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B.	Corporate Strategy and Leadership:

1.	Develop and recommend to the Board a corporate strategy designed to achieve sustained, profitable growth with an objective of maximizing value and ensuring the long-term success of the business;

2.	Review and report regularly to the Board the Corporation’s progress against its objectives, and all material deviations from such objectives and strategies, including any proposed changes as required, while informing the Board in early stages of the strategic plan development;

3.	Oversee the management of the Corporation’s subsidiaries, as applicable, to ensure that their operations are in line with the Corporation’s strategic plan;

4.	Assist the Board in the identification of the principal risks associated with the Corporation’s business and ensure that proper procedures are established to mitigate the impact of these risks in the best interest of the shareholders; and

5.	Lead and oversee the required interfaces between the Corporation and the external constituencies.

C.	Human Resources Management and Integrity:

1.	Provide leadership to the management teams;

2.	Manage key resources of the Corporation, including financial, human and other resources to implement and achieve the Corporation’s strategic plan and ensure the implementation of effective control, monitoring and performance standards and systems relative to the utilization of all corporate resources for greater success and effectiveness;

3.	Foster a corporate culture that promotes ethical practices and integrity and maintains a positive work environment in an effort to attract, motivate and retain top talent at all levels in the Corporation;

4.	Recruit and manage an effective and appropriate senior leadership team; and

5.	Establish and maintain succession plans for current and future potential senior management positions, to be approved by the Board.

D.	Financial Leadership:

1.	Oversee the development of an annual business plan that supports the strategic direction to be approved by the Board which would include the development of: (1) annual operating forecasts of revenue, expenditures, operational results and financial performance, (2) an effective oversight of the capital structure and ongoing financial management of the Corporation and (3) appropriate and strategic deployment of the Corporation’s capital;

2.	Effectively manage the Corporation’s financial and physical resources;

3.	Identifying and securing financial resources; and

4.	Ensure that effective control and coordination mechanisms for all operations and activities are in place, including the establishment and development of effective internal controls over financial reporting and mechanisms providing for the ongoing integrity of the Corporation’s management information systems and enabling the preparation of financial statements that fairly reflect the Corporation’s financial situation.

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E.	Compliance & Governance:

1.	Ensure that all operations and activities of the Corporation are conducted in accordance with laws, regulations, the Corporation’s Code of Ethics and Business Conduct, disclosure and trading policies, sound business practice and in accordance with any policies and practices approved by the Board; and

2.	Foster a high performance corporate culture that promotes ethical practices and encourages individual integrity, accountability, and social responsibility, and ensure every officer of the Corporation acts honestly and in good faith with a view to the best interests of the Corporation.

F.	Community and Public Relations:

1.	Act as the principal spokesperson of the Corporation and communicating effectively with the financial and investment community, shareholders, the public in general and key stakeholders more specifically;

2.	Ensure effective communication and appropriate relationships are maintained with all the stakeholders of the Corporation and investors; and

3.	Perform such other duties as are prescribed from time to time by the Board.

III.	DIRECTORSHIP

The Chief Executive Officer shall submit to the Governance, Human Resources, Nominating and Compensation Committee (the “GHRC Committee”) any offer to join an outside board of directors to ensure that such additional directorship will not impair the ability to adequately fulfill the responsibilities assigned to the Chief Executive Officer by the Corporation.

IV.	CHIEF EXECUTIVE OFFICER PERFORMANCE ASSESSMENT

On behalf of the Board, the GHRC Committee reviews and recommends to the Board the annual objectives for which the Chief Executive Officer is responsible. At the end of the year, the GHRC Committee evaluates the performance of the Chief Executive Officer including the assessment of such objectives for the year and recommends to the Board the Chief Executive Officer’s compensation.

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This Position Description of the Chief Executive Officer was approved by the Board on August 6, 2020.

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